                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-92963
PROSPECTUS

                                5,000,000 Shares

                                  [KEMET logo]

                                  Common Stock

                               -----------------

      KEMET Corporation is selling 2,500,000 shares of common stock and a stockholder of KEMET is selling 2,500,000 shares of common stock.

      Our common stock trades on the New York Stock Exchange under the symbol "KEM." On January 13, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $46 1/4 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                               -----------------

                                                        Per Share    Total
                                                        --------- ------------
     Public offering price.............................  $46.00   $230,000,000

     Underwriting discount.............................   $1.95     $9,750,000

     Proceeds, before expenses, to KEMET...............  $44.05   $110,125,000

     Proceeds, before expenses, to the selling
      stockholder......................................  $44.05   $110,125,000

      The underwriters may also purchase up to an additional 750,000 shares from KEMET at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of common stock will be ready for delivery on or about January 20, 2000.

                               -----------------

Merrill Lynch & Co.                                         Salomon Smith Barney

                               -----------------

                The date of this prospectus is January 13, 2000.

                                              [Logo]


[Picture of multi-anode                  KEMET capacitors, such as those shown
 KO tantalum surface                     here, store, filter and regulate
 mount capacitor]                        electrical energy and current flow on
                                         circuit boards. Capacitors are found
                                         in virtually all electronic
                                         applications and products.


Above is KEMET's new multi-anode KO
tantalum surface mount capacitor
showing the detail of the internal
construction.


                                         [Picture of ceramic array
                                         surface mount capacitor]


                                         Above is KEMET's new ceramic array
                                         surface-mount capacitor showing the
                                         detail of the internal construction.


[Picture of circuit board]               To the left is a close-up showing a
                                         typical circuit board with KEMET
                                         tantalum and ceramic surface-mount
                                         capacitors surrounding an integrated
                                         circuit.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................   9
Dividend Policy..........................................................   9
Price Range of Common Stock..............................................   9
Capitalization...........................................................  10
Selected Consolidated Financial Data.....................................  11
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  12
Business.................................................................  18
Management...............................................................  28
Principal and Selling Stockholders.......................................  32
Description of Capital Stock.............................................  34
Underwriting.............................................................  40
Notice to Canadian Investors.............................................  43
Legal Matters............................................................  44
Experts..................................................................  44
Incorporation of Certain Documents by Reference..........................  44
Where You Can Find More Information......................................  45
Index to Consolidated Financial Statements............................... F-1

                               -----------------

      You should rely only on the information contained in this prospectus. We and the selling stockholder have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or "KEMET" in this prospectus mean KEMET Corporation and its subsidiaries. "KEMET" and the KEMET logo are trademarks of KEMET. This prospectus also refers to trademarks and tradenames of other companies.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that these forward-looking statements be subject to the safe harbors created by those provisions. These forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. These statements are generally accompanied by words like "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our actual results may differ materially from these statements. These risks, trends and uncertainties, which in some instances are beyond our control, include: risks associated with the cyclical nature of the electronics industry, the requirement to continue to reduce the cost of our products, the competitiveness of our industry, an increase in the cost of our raw materials, the location of several of our plants in Mexico, the possible loss of key employees and the Year 2000 computer issues. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results contemplated in these forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by our company will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

                               PROSPECTUS SUMMARY

     The following summary contains basic information about the offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the offering. In addition, we incorporate important business and financial information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option has not been exercised. We report on a fiscal year ending March 31, and our 1999 fiscal year ended on March 31, 1999.

                               KEMET Corporation

     We are the world's largest manufacturer of solid tantalum capacitors and the world's fourth largest manufacturer of multilayer ceramic capacitors, based on net sales for the calendar year ending December 31, 1998. According to industry sources, tantalum and ceramic capacitors are the two fastest growing sectors of the United States capacitor industry. In fiscal year 1999, we generated net sales of $565.6 million and for the six months ended September 30, 1999, we generated net sales of $348.8 million. International sales accounted for approximately 48% of our net sales for both fiscal year 1999 and for the six months ended September 30, 1999. During fiscal year 1999, we shipped approximately 22.3 billion capacitors, which was comprised of approximately 35,000 different types of capacitors.

     Capacitors are electronic components that store, filter and regulate electrical energy and current flow and are one of the essential passive components used on circuit boards. Virtually all electronic applications and products contain capacitors. Capacitors alter the relationship of currents and voltages in a given electrical system, filter or smooth out electrical signals where required, and retard signals of low frequencies while permitting signals of higher frequencies to pass with minimal attenuation. Different types of capacitors are distinguished based on dielectric material, configuration, encapsulation, capacitance level and tolerance, performance characteristics, marking, packaging and method of attachment to the circuit board.

     A wide variety of electronic applications utilize our capacitors. These applications include communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, and military and aerospace systems.

     We utilize a direct sales force to market our capacitors to a diverse and growing number of original equipment manufacturers, also called OEMs, electronic manufacturing service providers, also called EMS providers, and electronics distributors. Our largest customers include Alcatel, Arrow Electronics, Compaq, Dell, Ford, General Motors, Hewlett-Packard, IBM, Intel, Lucent Technologies, Motorola, Nokia, Qualcomm, SCI Systems, Siemens, Solectron and TTI.

     OEM customers throughout the industry are actively reducing the overall cost of acquiring component products such as capacitors. To achieve these cost reductions, OEMs are demanding increased levels of service to provide ease of ordering, just-in-time delivery to multiple facilities, flexible scheduling, specialized packaging and a full breadth of product offerings. We believe we are in a unique position among capacitor manufacturers to capitalize on our customers' demanding requirements.

     Our business objectives are to:

     .  Maintain long-term customer relationships;

     .  Provide product breadth and service flexibility;

     .  Manufacture high-quality products;

     .  Invest in surface-mount manufacturing capacity;

     .  Improve current products and develop new products; and

     .  Remain an overall low-cost producer.

     Our five senior managers have an average of 27 years of experience with us. We are headquartered in Greenville, South Carolina and have a total of 13 manufacturing plants located in the Southeastern United States and in Mexico.

                              Selling Stockholder

     Citigroup Foundation, a private charitable foundation affiliated with Citigroup Inc., is selling 2,500,000 shares of common stock in the offering. Prior to the closing of the offering, Citicorp Venture Capital, Ltd. will transfer these shares through a gift to Citigroup Foundation. Following the offering, Citigroup Foundation will not own any shares of our common stock, and Citicorp Venture Capital, Ltd. will own 3,213,910 shares of common stock. For additional information about the selling stockholder and Citicorp Venture Capital, Ltd., see "Principal and Selling Stockholders" in this prospectus.

                                  The Offering

Common stock offered:
  By KEMET...............................  2,500,000 shares
  By the selling stockholder.............  2,500,000 shares (1)
                                          -----------------
    Total................................  5,000,000 shares
                                          =================
Common stock to be outstanding after the
 offering................................ 42,465,742 shares (2)

Use of proceeds.......................... To fund capital expenditures, to repay outstanding debt under our revolving
                                          credit facility, if any, and to repay
                                          outstanding debt under our short-term
                                          credit facility. We will not receive
                                          any proceeds from the sale of common
                                          stock in the offering by the selling
                                          stockholder.
New York Stock Exchange symbol........... "KEM"
Risk Factors............................. See "Risk Factors" for a discussion of factors you should carefully consider
                                          before deciding to invest in shares of
                                          our common stock.

-------
(1) Includes 1,096,610 shares of common stock issuable upon conversion of all outstanding shares of non-voting common stock on a share-for-share basis as a result of the offering.
(2) Excludes 1,612,080 shares of common stock issuable upon exercise of options outstanding as of November 30, 1999 and 704,885 shares available for grant as of November 30, 1999.

                    Our Summary Consolidated Financial Data
                 (dollars in thousands, except per share data)

     This table includes certain summary financial data about us. You should read this table together with the discussion under the headings "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our Consolidated Financial Statements and related notes that we include in this prospectus and similar sections in the documents that we incorporate by reference in this prospectus.

                                                                                   Six Months Ended
                                          Years Ended March 31,                      September 30,
                          ------------------------------------------------------ ---------------------
                             1995       1996       1997       1998       1999       1998       1999
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                                      (unaudited)
Income Statement Data:
Net sales...............  $  473,182 $  634,171 $  555,319 $  667,721 $  565,569 $  280,204 $  348,836
Operating income........      63,130    120,430     62,415     82,202     22,604      9,151     30,128
Interest expense........       6,929      4,938      5,709      7,305      9,287      4,195      5,243
Net earnings before
 extraordinary item.....      30,968     65,198     37,169     49,190      6,150      1,923     13,892
Extraordinary loss on
 extinguishment of
 debt(1)................       1,058        --         --         --         --         --         --
Net earnings............  $   29,910 $   65,198 $   37,169 $   49,190 $    6,150 $    1,923 $   13,892
Per Common Share Data:
Net earnings before
 extraordinary item per
 common share
 (diluted)..............       $0.80      $1.67      $0.95      $1.25      $0.16      $0.05      $0.35
Extraordinary loss per
 common share (1).......        0.03        --         --         --         --         --         --
Net earnings per common
 share (diluted)........       $0.77      $1.67      $0.95      $1.25      $0.16      $0.05      $0.35
Net earnings per common
 share (basic)..........       $0.79      $1.70      $0.96      $1.26      $0.16      $0.05      $0.35
Weighted average shares
 outstanding (diluted)..  38,638,084 39,139,481 39,276,678 39,427,164 39,513,930 39,371,041 40,128,141
Weighted average shares
 outstanding (basic)....  37,717,718 38,265,678 38,737,160 39,073,222 39,220,720 39,194,679 39,337,087
Other Data:
EBDAIT (2)..............  $   89,313 $  158,063 $   95,882 $  121,060 $   69,476 $   31,564 $   56,990
Cash flow from operating
 activities.............      83,963    109,989     55,819     88,153     20,818      4,829     60,103
Capital expenditures....      42,818    120,328     84,753    114,516     59,047     41,634     31,126
Research and
 development............      13,145     18,426     20,755     23,766     21,132     11,735      9,577

                                                        September 30, 1999
                                                   -----------------------------
                                                                As adjusted
                                                    Actual  for the offering (3)
                                                   -------- --------------------
                                                            (unaudited)
Balance Sheet Data:
Working capital................................... $ 80,524      $ 170,199
Total assets......................................  682,480        757,155
Long-term debt, excluding current portion.........  120,000        100,000
Stockholders' equity..............................  330,593        440,269

-------
(1) In fiscal year 1995, we refinanced our outstanding senior debt and incurred an extraordinary loss of $1,058 (net of income tax benefit of $697).
(2) EBDAIT is earnings before depreciation, amortization, interest and taxes. We calculate EBDAIT as operating income plus depreciation and amortization.
(3) Adjusted to reflect the sale by us of 2,500,000 shares in this offering, based on a public offering price of $46.00.

                                  RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. If these events occur, the trading price of our shares could decline. Additional risks not currently known to us or that we now deem immaterial may also harm us and the value of your investment.

Cyclical changes in the electronics industry could result in significant fluctuations in demand for our products, reducing our profitability

      Our products are used in the electronics industry, which is a highly cyclical industry. The demand for capacitors tends to reflect the demand for products in the electronics market. Our customers' requirements for our capacitors fluctuate as a result of changes in general economic activity and other factors that affect the demand for their products. During periods of increasing demand for their products, they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products peaks and begins to decline, they may rapidly decrease orders for our products while they use up accumulated inventory. During fiscal year 1999, the end-use growth rate for personal computers and cellular phones slowed, resulting in a slower growth rate for capacitors. This slower growth rate of electronic equipment sales resulted in excess inventory in the electronics distributor channel. Business cycles vary somewhat in different geographical regions, such as Asia, and within customer industries. We are also vulnerable to general economic events beyond our control and our sales and profits may suffer in periods of weak demand.

We must consistently reduce the total costs of our products to combat the impact of downward price trends

      Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of using our parts. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are.

An increase in the cost of our principal raw materials could adversely affect profitability

      The principal raw materials used in the manufacture of our products are tantalum powder, palladium and silver. These materials are considered commodities and are subject to price volatility. Tantalum powder is primarily purchased under annual contracts, while palladium and silver are primarily purchased on the spot and forward markets, depending on market conditions. For example, if we believe that prices are likely to rise, we may purchase a significant amount of our annual requirements on a forward delivery basis.

      Palladium is presently found primarily in South Africa and Russia. Although the palladium we require has generally been available in sufficient quantities, the limited number of palladium suppliers could lead and has led to higher prices, and any inability to pass any increase on to our customers could have an adverse effect on the margin of those products in which the metal is used. The dramatic increase in the price of palladium experienced in the second half of fiscal 1998 continued into fiscal 1999 and adversely affected our profitability in those periods. This is mostly attributed to delays from the Russian supply of palladium, which has continued into fiscal 2000.

      There are presently three suppliers that process tantalum ore into capacitor-grade tantalum powder. Our management believes that the tantalum we require has generally been available in sufficient quantities to meet our requirements and that there are a sufficient number of tantalum processors relative to foreseeable demand. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that we may not be able to pass on to our customers. Silver has generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our silver requirements. An increase in the price of silver that we were not able to pass on to our customers could adversely affect our profitability.

We face intense competition in our business

      The capacitor business is highly competitive worldwide, with low transportation costs and few import barriers. Competition is based on factors such as product quality and reliability, availability, customer service, timely delivery and price. The industry has become increasingly concentrated and globalized in recent years, and our primary U.S. and non-U.S. competitors, some of which are larger than us, have significant financial resources.

We assemble many of our capacitors in Mexico and future political or regulatory changes in Mexico could adversely affect our profitability

      Although we have not experienced significant problems conducting operations in Mexico, changes in local economic or political conditions or a change in the regulatory structure within Mexico, such as the imposition of new tax regulations, could impact our production capability or adversely affect our results of operations or financial condition.

Losing the services of our executive officers or our other highly qualified and experienced employees could harm our business

      Our success depends upon the continued contributions of our executive officers, many of whom have many years of experience at KEMET and would be extremely difficult to replace. We must also attract and maintain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we lose the services of our executive officers or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of accumulated knowledge of our business or through less competitive products due to a reduced ability to design, manufacture and market our products.

Unpredicted or unresolved problems associated with the Year 2000 issue could reduce demand for our products, harm our ability to operate or increase our costs

      Although we have undertaken efforts to address potential problems relating to Year 2000 related issues and we believe we have no significant exposure to liabilities related to the Year 2000 for the products we have sold, there is uncertainty about the broader scope of the Year 2000 issue as it may affect our company and third parties, including our suppliers and customers. As a result of the complexity of Year 2000 issues, we cannot be sure that we will avoid all costs and other problems caused by undetected errors or defects in the technology or systems we use or those used by other parties we rely on. Should such problems arise, they may harm our business if we cannot implement adequate remedial measures. We are not able to quantify the potential damage we would suffer. For more information about our Year 2000 program, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

                                USE OF PROCEEDS

      The net proceeds from our sale of 2,500,000 shares of common stock in the offering are estimated to be approximately $109.7 million and approximately $142.7 million if the underwriters' over-allotment option is exercised in full, based on a public offering price of $46.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

      We currently intend to use the net proceeds we receive from the offering to fund capital expenditures, to repay debt outstanding under our revolving credit facility, if any, and to repay amounts outstanding under our short-term credit facility. There is currently no outstanding debt under our revolving credit facility. The amount outstanding under our short-term credit facility (approximately $8.6 million on January 13, 2000) was incurred to finance capital expenditures, has a maturity that varies with each borrowing of between one and 90 days (presently one day) and currently bears interest at 6.16% per annum. You should read the discussion under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources" for a discussion of our revolving credit facility and our short-term credit facility. We will not receive any proceeds from the sale of common stock in the offering by Citigroup Foundation, the selling stockholder.

                                DIVIDEND POLICY

      We have not declared or paid any cash dividends on our common stock since our initial public offering in October 1992. We currently intend to retain earnings to support our growth strategy and reduce indebtedness and do not anticipate paying dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our capital requirements, operating results and financial condition. You should read the discussion under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources" for further information about certain of these factors.

                          PRICE RANGE OF COMMON STOCK

      Prior to December 9, 1999, our common stock traded on the over-the-counter market and price and volume data were reported on the Nasdaq National Market. Since that date, our common stock has traded on the New York Stock Exchange under the symbol "KEM." At the close of business on November 30, 1999, there were approximately 324 holders of record of our common stock. The following table sets forth the range of high and low sales prices per share of our common stock as reported on the Nasdaq National Market and the New York Stock Exchange for the periods indicated:

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ended March 31, 1998:
  First Quarter.................................................. $26.13 $17.88
  Second Quarter.................................................  31.00  24.13
  Third Quarter..................................................  30.56  17.75
  Fourth Quarter.................................................  21.88  17.50

Fiscal Year Ended March 31, 1999:
  First Quarter.................................................. $20.00 $13.00
  Second Quarter.................................................  14.50   8.75
  Third Quarter..................................................  15.81   9.13
  Fourth Quarter.................................................  13.94   9.88

Fiscal Year Ended March 31, 2000:
  First Quarter.................................................. $23.25 $11.44
  Second Quarter.................................................  33.00  21.13
  Third Quarter..................................................  45.38  26.38
  Fourth Quarter (through January 13, 2000)......................  46.50  32.00

      See the cover page of this prospectus for a recent closing price of our common stock on the New York Stock Exchange.

                                 CAPITALIZATION

      The following table sets forth: (1) the actual consolidated capitalization of KEMET as of September 30, 1999; and (2) such capitalization on an as adjusted basis to reflect our sale of 2,500,000 shares of common stock in the offering at a public offering price of $46.00 per share, the application of the estimated net proceeds as described under the heading "Use of Proceeds" and the conversion of 1,096,610 shares of non-voting common stock that will be converted on a share-for-share basis into common stock as a result of the sale of such shares by the selling stockholder in the offering. You should read this table in conjunction with our Consolidated Financial Statements, related notes and the discussion under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and similar sections in the documents that we incorporate by reference in this prospectus.

                                                            September 30, 1999
                                                            --------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------- ----------
                                                            (unaudited, dollars
                                                               in thousands)
Short-term debt:
  Short-term credit facility, interest rates as offered by
   the bank (5.92% at
   September 30, 1999) (1)................................. $  15,000 $     --
                                                            ========= =========
Long-term debt:
  Revolving loan (6.08% at September 30, 1999) (1)......... $  20,000 $     --
  6.66% Senior Notes due 2010..............................   100,000   100,000
                                                            --------- ---------
    Total long-term debt...................................   120,000   100,000
                                                            --------- ---------
Stockholders' equity:
  Common stock, par value $.01, authorized 100,000,000
   shares, issued and outstanding 38,374,949 shares actual,
   41,971,559, as adjusted (2).............................       384       420
  Non-voting common stock, par value $.01, authorized
   12,000,000 shares, issued and outstanding 1,096,610
   shares actual, none as adjusted (2).....................        11       --
  Additional paid-in capital...............................   148,524   258,175
  Retained earnings........................................   181,620   181,620
  Accumulated other comprehensive income...................        54        54
                                                            --------- ---------
    Total stockholders' equity.............................   330,593   440,269
                                                            --------- ---------
    Total capitalization...................................  $450,593 $ 540,269
                                                            ========= =========

--------
(1) The amounts outstanding under the short-term credit facility and the revolving credit facility significantly decreased between October 1, 1999 and January 13, 2000. You should read "Use of Proceeds" for a discussion of amounts currently outstanding under these facilities.
(2) The common stock offered by the selling stockholder includes 1,096,610 shares of non-voting common stock that will be converted by the selling stockholder into common stock on a share-for-share basis concurrent with the sale to the several underwriters.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (dollars in thousands, except per share data)

      The following table sets forth our selected financial data for the periods indicated. The selected historical financial data for the periods in the five years ended March 31, 1999 have been derived from our consolidated financial statements and related notes, which have been audited by KPMG LLP, independent certified public accountants. Our selected historical financial data for the six months ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which include, in our opinion, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such information. The results for the six months ended September 30, 1999, are not necessarily indicative of the results expected for fiscal year 2000. You should read this information in conjunction with our Consolidated Financial Statements, notes thereto and the discussion under the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section of this prospectus and similar sections in the documents that we incorporate by reference in this prospectus.

                                                                                   Six Months Ended
                                          Years Ended March 31,                      September 30,
                          ------------------------------------------------------ ---------------------
                             1995       1996       1997       1998       1999       1998       1999
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                                      (unaudited)
Income Statement Data:
Net sales...............  $  473,182 $  634,171 $  555,319 $  667,721 $  565,569 $  280,204 $  348,836
Operating costs and
 expenses:
 Cost of goods sold,
  exclusive of
  depreciation..........     334,162    415,572    377,527    463,644    428,409    212,815    259,378
 Selling, general and
  administrative........      36,562     42,110     45,748     48,751     46,552     24,090     22,891
 Research and
  development...........      13,145     18,426     20,755     23,766     21,132     11,735      9,577
 Depreciation and
  amortization..........      26,183     37,633     33,467     38,858     46,872     22,413     26,862
 Restructuring and early
  retirement charges....         --         --      15,407     10,500        --         --         --
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Operating income........      63,130    120,430     62,415     82,202     22,604      9,151     30,128
Interest expense........       6,929      4,938      5,709      7,305      9,287      4,195      5,243
Other expense...........       5,861     10,522      2,331      4,063      4,273      2,128      4,455
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Earnings before income
 taxes and extraordinary
 item...................      50,340    104,970     54,375     70,834      9,044      2,828     20,430
Income tax expense......      19,372     39,772     17,206     21,644      2,894        905      6,538
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net earnings before
 extraordinary item.....      30,968     65,198     37,169     49,190      6,150      1,923     13,892
Extraordinary loss on
 early extinguishment of
 debt (net of income tax
 benefit)...............       1,058        --         --         --         --         --         --
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net earnings............  $   29,910 $   65,198 $   37,169 $   49,190 $    6,150 $    1,923 $   13,892
Per Common Share Data:
Net earnings per common
 share (diluted)........  $     0.77 $     1.67 $     0.95 $     1.25 $     0.16 $     0.05 $     0.35
Net earnings per common
 share (basic)..........  $     0.79 $     1.70 $     0.96 $     1.26 $     0.16 $     0.05 $     0.35
Weighted average shares
 outstanding (diluted)..  38,638,084 39,139,481 39,276,678 39,427,164 39,513,930 39,371,041 40,128,141
Weighted average shares
 outstanding (basic)....  37,717,718 38,265,678 38,737,160 39,073,222 39,220,720 39,194,679 39,337,087
Other Data:
EBDAIT (1)..............  $   89,313 $  158,063 $   95,882 $  121,060 $   69,476 $   31,564 $   56,990
Capital expenditures....      42,818    120,328     84,753    114,516     59,047     41,634     31,126
Balance Sheet Data:
Working capital.........  $   30,315 $   33,008 $   63,068 $   48,772 $   90,371 $   87,222 $   80,524
Total assets............     387,459    489,828    543,244    642,109    663,690    653,851    682,480
Current portion of long-
 term debt..............         245        270         72     20,000     20,000      1,000     15,000
Long-term debt,
 excluding current
 installments...........      76,542     78,072    102,900    104,000    144,000    159,300    120,000
Other non-current
 obligations............      43,557     49,524     68,848     69,145     69,394     69,102     69,351
Stockholders' equity....     138,776    211,940    252,123    306,260    313,674    308,864    330,593

--------
(1) EBDAIT is earnings before depreciation, amortization, interest and taxes. We calculate EBDAIT as operating income plus depreciation and amortization.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

General

      We have continued to focus on our business objectives of maintaining and increasing our current position as a long-term preferred supplier to a growing number of OEMs in the United States and international markets by manufacturing competitively priced, high-quality tantalum and ceramic capacitors, expanding our production capacity for surface-mount capacitors in low-cost areas, and introducing new products and new technologies. You should read this commentary in conjunction with our Consolidated Financial Statements and notes thereto included in this prospectus.

Comparison of Six Month Period Ended September 30, 1999 to Six Month Period Ended September 30, 1998

      Net Sales. Our net sales for the six months ended September 30, 1999 increased 24.5% to $348.8 million from $280.2 million for the six months ended September 30, 1998. The increase in our net sales resulted from higher demand for surface-mount tantalum and multilayer ceramic capacitors as a result of the strong growth in the telecommunications and computer industries, along with improvement in the Asian economy. Our sales of surface-mount capacitors were $294.0 million for the six months ended September 30, 1999, an increase of 30.6% from $225.1 million in the six months ended September 30, 1998. Our domestic sales increased 20.7% to $182.0 million as compared to the six months ended September 30, 1998. Our export sales, led by our increase in sales in Asia of 58.8%, increased 28.9% to $166.8 million as compared to the six months ended September 30, 1998.

      Cost of Goods Sold, Exclusive of Depreciation. Our cost of goods sold, exclusive of depreciation, for the six months ended September 30, 1999 was $259.4 million compared to $212.8 million for the six months ended September 30, 1998. As a percentage of net sales, our cost of sales, exclusive of depreciation, decreased to 74.4%, as compared to 75.9% for the six months ended September 30, 1998. Our cost of goods sold, exclusive of depreciation, as a percentage of sales decreased primarily as a result of higher unit volume and improved manufacturing margins achieved through operating efficiencies and cost reduction programs.

      Selling, General and Administrative. Our selling, general and administrative expenses for the six months ended September 30, 1999 were $22.9 million, or 6.6% of net sales, as compared to $24.1 million, or 8.6% of net sales, for the six months ended September 30, 1998. Our selling, general and administrative expenses as a percent of sales decreased primarily as a result of increased sales volume and our continued cost reduction activities.

      Research and Development. Our research and development expenses were $9.6 million for the six months ended September 30, 1999, as compared to $11.7 million for the six months ended September 30, 1998. We continued to invest in the development of new products and technologies as shown by our recent entrance into the organic tantalum and solid aluminum capacitor businesses.

      Depreciation and Amortization. Our depreciation and amortization expense was $26.9 million for the six months ended September 30, 1999, as compared to $22.4 million from the first six months of fiscal 1999. The increase resulted primarily from our increased capital expenditures over the past fiscal years as we continued to invest in additional capacity to support existing and new product lines.

      Operating Income. Our operating income for the six months ended September 30, 1999 was $30.1 million, as compared to $9.2 million for the six months ended September 30, 1998. The increase resulted primarily from a combination of higher sales levels and improved manufacturing margins.

      Income Tax Expense. Our income tax expense was 32% of net earnings for each of the six month periods ended September 30, 1999 and 1998. The difference from the statutory income tax rate was primarily the result of increased foreign sales corporation benefits and our implementation of various state tax savings strategies.

Comparison of Fiscal Year 1999 to Fiscal Year 1998

      Net Sales. Our net sales for fiscal year 1999 were $565.6 million, which represents a 15% decrease from fiscal year 1998 net sales of $667.7 million. The decrease in net sales was primarily attributed to the imbalance of supply and demand that the electronics industry experienced during the year. This imbalance, or oversupply situation, was created as a result of several factors, including increased demand in the previous year, the Asian economic crisis, and the move by our customers to reduce their inventory levels, in part due to new build to order production methods. All these factors, along with the higher-than-normal rate of decline in average selling prices, contributed to the decrease in our net sales.

      Cost of Goods Sold, Exclusive of Depreciation. Our cost of goods sold, exclusive of depreciation, for the year ended March 31, 1999 was $428.4 million as compared to $463.6 million for the year ended March 31, 1998. As a percentage of net sales, our cost of sales, exclusive of depreciation, for fiscal year 1999 was 76%, as compared to 69% for fiscal year 1998. The increase in our cost of sales as a percentage of net sales was attributable to the decline in our net sales from fiscal year 1998 and the higher cost of palladium during the year. To offset the rising cost of palladium, we have been taking action to reduce the palladium usage in traditional ceramic capacitors and replace the high-priced palladium with a less expensive metal in some new ceramic products. Also, in an effort to improve profit margins, we implemented a workforce reduction of approximately 1,000 employees and 450 contract personnel in the U.S. and Mexico, and a deferral of all wage and salary increases and bonuses.

      Selling, General and Administrative. Our selling, general and administrative expenses for the year ended March 31, 1999 were $46.6 million, or 8% of net sales, as compared to $48.8 million, or 7% of net sales, for the year ended March 31, 1998. The increase in our selling, general, and administrative expenses as a percentage of sales is primarily due to the impact of lower sales volume.

      Research and Development. Our research and development expenses were $21.1 million for fiscal year 1999, as compared to $23.8 million for fiscal year 1998. These costs reflect our continued commitment to the development and introduction of new products, along with the improvement of product performance and production efficiencies.

      Depreciation and Amortization. Our depreciation and amortization for fiscal year 1999 was $46.9 million, an increase of $8.0 million, or 21%, from $38.9 million for fiscal year 1998. The increase resulted primarily from depreciation expense associated with our increased capital expenditures during these fiscal years.

      Operating Income. Our operating income was $22.6 million for fiscal year 1999, as compared to $82.2 million for fiscal year 1998. The decrease in operating income resulted primarily from the lower net sales and increase in costs discussed above.

      Income Tax Expense. Our income tax expense for fiscal year 1999 was 32% of net earnings before income taxes. The decrease from the federal statutory rate of 35% is primarily the result of increased foreign sales corporation benefits and lower state tax expense.

Comparison of Fiscal Year 1998 to Fiscal Year 1997

      Net Sales. Our net sales for fiscal year 1998 were $667.7 million, an increase of $112.4 million or 20% from fiscal year 1997. The growth in our net sales reflects our continued investment in production capacity to support the demand for surface-mount capacitors worldwide. Our sales of surface-mount capacitors for fiscal year 1998 were $517.4 million, an increase of $117.6 million or 29%, as compared to fiscal year 1997, and our sales of leaded capacitors declined 3% to $150.3 million. We experienced growth in both the domestic and export markets with increases of 15% and 27%, respectively, over the prior year.

      Cost of Goods Sold, Exclusive of Depreciation. Our cost of goods sold, exclusive of depreciation, for the year ended March 31, 1998, was $463.6 million, as compared to $377.5 million for the year ended March 31, 1997. As a percentage of net sales, our cost of sales, exclusive of depreciation, for fiscal year 1998 was 69%, as compared to 68% for fiscal year 1997. The increase in our cost of sales as a percentage of net sales was attributable to the decline in average selling prices from fiscal year 1997 to fiscal year 1998 combined with higher palladium prices experienced by the industry during the last quarter of fiscal year 1998. To address this negative impact on our cost of sales, we implemented cost reduction activities through a restructuring completed in the third quarter of fiscal year 1998.

      Selling, General and Administrative. Our selling, general and administrative expenses for the year ended March 31, 1998 were $48.8 million, or 7% of net sales, as compared to $45.7 million, or 8% of net sales, for the year ended March 31, 1997. The decrease in our selling, general, and administrative expenses as a percentage of sales is primarily due to efficiencies resulting from our increased sales volume.

      Research and Development. Our research and development expenses were $23.8 million for fiscal year 1998, as compared to $20.8 million for fiscal year 1997. The increase reflects our commitment to develop and introduce new products and to support and enhance the growth of our surface-mount capacitor manufacturing capacity. We also continued to invest to improve product performance and production efficiencies.

      Depreciation and Amortization. Our depreciation and amortization for fiscal year 1998 was $38.9 million, an increase of $5.4 million, or 16%, from $33.5 million for fiscal year 1997. The increase resulted primarily from depreciation expense associated with our increased capital expenditures during these fiscal years.

      Restructuring and Early Retirement Charges. We recorded a pretax charge of $10.5 million ($7.3 million after tax) in the quarter ended December 31, 1997 in conjunction with our restructuring of the manufacturing and support operations between our U.S. facilities in North and South Carolina and our Mexican operations in Monterrey, Mexico. The restructuring plan reduced our U.S. work force by 1,182 employees. During the quarter ended March 31, 1998, we charged $4.8 million against the liability, and the remaining $5.7 million was spent during fiscal 1999. We recorded a pretax charge of $15.4 million ($9.9 million after tax) in fiscal 1997, in connection with an early retirement incentive program. The program reduced the U.S. hourly and salaried workforce by 409 people.

      Operating Income. Our operating income was $82.2 million for fiscal year 1998, as compared to $62.4 million for fiscal year 1997. The increase resulted primarily from our increased sales and improved operating efficiencies as discussed above.

      Income Tax Expense. Our income tax expense for fiscal year 1998 was 31% of net earnings before income taxes. The decrease from the federal statutory rate of 35% is primarily the result of increased foreign sales corporation benefits and lower state tax expense.


Liquidity and Capital Resources

      Our liquidity needs arise primarily from our working capital requirements, capital expenditures and principal and interest payments on our indebtedness. We intend to satisfy our liquidity requirements primarily with funds provided by operations, borrowings under our revolving credit facility and amounts advanced under our foreign accounts receivable discounting arrangements, supplemented with the proceeds from this offering.

      During fiscal year 1999, we generated $20.8 million in net cash from operating activities, as compared to $88.2 million in fiscal year 1998. The decrease in our cash flow from operating activities was primarily a result of the decrease in net income and the timing of cash flows from current assets and liabilities, such as accounts receivable, inventories, accounts payable, accrued liabilities and income taxes payable. Our cash flows from operating activities for the six months ended September 30, 1999 amounted to $60.1 million, as compared to $4.8 million for the six months ended September 30, 1998. The increase in our cash flow was primarily a result of the increase in net income and the timing of cash flows from current assets and liabilities such as accounts receivables, inventories, accounts payables, accrued liabilities and income taxes payable.

      We invested $59.0 million in capital expenditures in fiscal year 1999, and we expect to invest $80.0 million in capital expenditures in fiscal year 2000. Our fiscal year 1999 capital was primarily invested in surface-mount manufacturing capacity. Our capital expenditures were $31.1 million for the six months ended September 30, 1999 compared to $41.6 million for the six months ended September 30, 1998. Our expenditures in the first six months of fiscal 2000 reflect our completion of projects initiated during fiscal year 1999. We recently commenced operations in our new 160,000 square foot manufacturing facility for tantalum capacitors in Ciudad Victoria, Mexico. The new facility will initially produce tantalum leaded products; however, this expansion is a direct result of the ever-growing demand for our tantalum surface-mount products.

      During fiscal year 1999, our long-term debt increased $40.0 million, primarily to fund our capital expenditures. During the six months ended September 30, 1999, we decreased our indebtedness (long-term debt and current portion of long-term debt) by $29.0 million, using cash generated by operations. At September 30, 1999, we had unused availability under our revolving credit facility and our swingline credit facility of approximately $130.0 million and $10.0 million, respectively. We intend to repay the outstanding amount, if any, under our revolving credit facility with a portion of the proceeds from this offering. We are subject to restrictive covenants under our revolving credit facility which, among others, restrict our ability to make loans or advances or to make investments and require us to meet financial tests related principally to funded debt, cash flows and net worth. At September 30, 1999, we were in compliance with such covenants. Our borrowings are secured by guarantees of certain of our wholly-owned subsidiaries.

      In May 1998, we sold $100.0 million of our Senior Notes pursuant to the terms of a Note Purchase Agreement dated as of May 1, 1998 between KEMET and the eleven purchasers of the Senior Notes. Our Senior Notes have a final maturity date of May 4, 2010, with required principal repayments beginning on May 4, 2006. Our Senior Notes bear interest at a fixed rate of 6.66%, with interest payable semiannually beginning November 4, 1998. The Note Purchase Agreement includes various restrictive covenants typical of transactions of this type and requires us to meet certain financial tests, including a minimum net worth test and a maximum ratio of debt to total capitalization.

      In November 1997, we entered into a short-term credit facility with SunTrust Bank, Atlanta whereby SunTrust Bank, Atlanta has offered to extend unsecured short-term loans to us. The aggregate principal amount of these short-term loans outstanding may not exceed $20.0 million. The term of each loan may have a maturity of not more than 90 days and the interest rate on each loan is negotiated and determined at the time of each borrowing. As of September 30, 1999, we had $15.0 million outstanding under this short-term credit facility at a rate of 5.92%. We intend to repay the outstanding amount under our short-term credit facility with a portion of the proceeds from this offering. SunTrust Bank, Atlanta does not have any commitment to lend any funds in the future, and may cease to consider loan requests from us at any time.

      We generate additional liquidity through our accounts receivable discounting arrangements. For the past several years, KEMET Electronics, S.A., a wholly-owned subsidiary of KEMET, has been a party to accounts receivable discounting agreements with both Swiss Bank Corporation and Union Bank of Switzerland. As a result of the merger of these two entities in 1998, KEMET Electronics, S.A. entered into a single replacement discounting agreement with UBS AG on November 19, 1998 which allows for the sale of up to $60.0 million of accounts receivable at any one time outstanding at a discount rate of 0.60% above LIBOR.

      We presently have a total of eight manufacturing facilities in Matamoros, Monterrey and Ciudad Victoria, Mexico. Approximately 70% of our employees are located there and our labor costs in Mexico are denominated in pesos. In fiscal year 1999, the devaluation of the Mexican peso proved favorable, but did not have a material impact on our performance. We cannot assure you that the devaluation will continue and we cannot determine any effect this might have on our future performance. In addition, Mexican inflation or a significant depreciation of the U.S. dollar against the Mexican peso would increase our labor costs in Mexico.

      As we discuss in Note 12 to our Consolidated Financial Statements, we or our subsidiaries are at any one time parties to a number of lawsuits arising out of our operations, including workers' compensation or work place safety cases and environmental issues, some of which involve claims of substantial damages. Although we can give you no definite assurance, we do not believe, based upon information known to us, that any liability which might result from an adverse determination of these lawsuits would have a material adverse effect on us.

      We believe our strong financial position will permit the financing of our business needs and opportunities in an orderly manner. We anticipate financing ongoing operations primarily by internally-generated funds. In addition, we have the flexibility to meet short-term working capital and other temporary requirements through utilization of our borrowings under our bank credit facilities.

Year 2000 Readiness Disclosure

      We have a Year 2000 Readiness Program that began in December 1996. The scope of our program included all of our business-critical operations in all locations worldwide. Areas assessed included business applications, technical infrastructure, facilities, end-user computing, manufacturing and suppliers. Overall, we completed our Year 2000 Readiness Program as of July 15, 1999.

      Our plan to resolve the Year 2000 issue included the process of inventory, assessment, remediation, testing and implementation. As of July 15, 1999, we had completed 100% of the inventory, assessment, remediation, testing and implementation work.

      Our Year 2000 Readiness Program utilized a combination of both internal and external resources to reprogram, implement, test or replace existing hardware and software. The total cost of the program was approximately $6.8 million and was funded through operating cash flows. As of September 30, 1999, we had expended $6.6 million related to the Year 2000 Readiness Program.

      Suppliers that are not prepared for the Year 2000 issues could have an impact on our ability to meet customer requirements. To reduce this risk, we have conducted a survey of key suppliers to determine potential exposure to Year 2000 issues. Suppliers not in compliance will be expected to be in compliance before the issue could affect delivery. We will require all new date-sensitive equipment and software to be Year 2000 ready before we approve any purchase.

      We have developed for our internal systems and suppliers a comprehensive contingency plan with respect to Year 2000 issues. To ensure worldwide consistency, standard formats were designed for risk assessment and contingency plans. We created a database to develop, approve and maintain these documents and monitor the project. We completed our comprehensive contingency plan in July 1999.

Effect of Inflation

      Inflation generally affects us by increasing our cost of labor, equipment and raw materials. We do not believe that inflation has had any material effect on our business over the past three years.

Quantitative and Qualitative Disclosure About Market Risk

      Interest Rate Risk. Our debt financing alternatives include a revolving credit agreement which is priced on a floating rate basis at a spread over U.S. dollar LIBOR. Accordingly, any movement in U.S. dollar LIBOR will impact our interest expense. Our outstanding balance under this facility at September 30, 1999 was $20.0 million. We intend to repay the outstanding amount under this facility with a portion of the proceeds from this offering. Based on this balance, a hypothetical 10% increase in U.S. dollar LIBOR would result in an increase in annual interest expense of approximately $0.1 million and would therefore not have a material impact on our results of operations. We have not historically used interest rate swaps, interest caps or other derivative financial instruments for the purpose of hedging fluctuations in interest rates on our floating rate debt.

      Foreign Currency Exchange Rate Risk. A portion of our sales to our customers in Europe is denominated in local European currencies and the Euro, thereby creating an exposure to foreign currency exchange rate risk. In order to minimize our exposure to such risk, we will periodically enter into forward foreign exchange contracts in which the net long or short position in a local European currency or the Euro is hedged against the U.S. dollar.

      The impact of changes in the relationship of other currencies to the U.S. dollar have historically not been significant, and we do not expect such changes in the future to have a material impact on our results of operations or cash flows. We do not use derivative financial instruments for speculative purposes or if there is no underlying business transaction supporting or related to the derivative financial instrument.

      Commodity Price Risk. We purchase various precious metals used in the manufacture of capacitors and are therefore exposed to certain commodity price risks. These precious metals consist primarily of palladium, tantalum and silver. Palladium is a precious metal used in the manufacture of ceramic multilayer capacitors and is mined primarily in Russia and South Africa. Currently, we use forward contracts and spot buys to secure the acquisition of palladium and manage the price volatility in the market. In recent years, there has been a dramatic increase in the price of palladium attributed to delays from the Russian supply of the metal that have caused the price to fluctuate between $135 and approximately $452 per troy ounce. As a result, we are aggressively pursuing ways to reduce the palladium usage in ceramic capacitors and minimize the price risk.

      Tantalum powder is a metal used in the manufacture of tantalum capacitors and is primarily purchased under annual contracts. Our management believes the tantalum needed has generally been available in sufficient quantities to meet manufacturing requirements. Our management also believes that there are sufficient number of tantalum processors relative to forecasted demand. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices. In recent years, the price volatility in tantalum prices has not been material to our performance. Silver has generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our silver requirements. See "Business--Raw Materials."

                                    BUSINESS

General

      We are the world's largest manufacturer of solid tantalum capacitors and the world's fourth largest manufacturer of multilayer ceramic capacitors, based on net sales for the calendar year ending December 31, 1998. According to industry sources, tantalum and ceramic capacitors are the two fastest growing sectors of the United States capacitor industry. In fiscal year 1999, we generated net sales of $565.6 million, and for the six months ended September 30, 1999, we generated net sales of $348.8 million. International sales accounted for approximately 48% of our net sales for both fiscal year 1999 and for the six months ended September 30, 1999. During fiscal year 1999, we shipped approximately 22.3 billion capacitors, which was comprised of approximately 35,000 different types of capacitors.

      Capacitors are electronic components that store, filter and regulate electrical energy and current flow and are one of the essential passive components used on circuit boards. Virtually all electronic applications and products contain capacitors. Capacitors alter the relationship of currents and voltages in a given electrical system, filter or smooth out electrical signals where required, and retard signals of low frequencies while permitting signals of higher frequencies to pass with minimal attenuation. Different types of capacitors are distinguished based on dielectric material, configuration, encapsulation, capacitance level and tolerance, performance characteristics, marking and packaging. In addition, capacitors differ based on the method employed to attach them to the circuit board. Surface-mounting allows capacitors to be soldered directly to a circuit board, rather than having lead wires passed through holes to be soldered on the reverse side of a board.

      A wide variety of electronic applications utilize our capacitors. These applications include communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, and military and aerospace systems.

      We utilize a direct sales force to market our capacitors to a diverse and growing number of OEMs, EMS providers and electronics distributors. Our largest customers include Alcatel, Arrow Electronics, Compaq, Dell, Ford, General Motors, Hewlett-Packard, IBM, Intel, Lucent Technologies, Motorola, Nokia, Qualcomm, SCI Systems, Siemens, Solectron and TTI.

      Since our divestiture from Union Carbide Corporation in December 1990, we have pursued one distinct vision: To establish a distinctive competence that differentiates KEMET as the unquestioned best-in-class supplier. The core values that support this vision are:

     .  Best trained and motivated people;

     . Company-wide quality concepts, as evidenced by ISO 9000 and QS-9000 registration at all of our facilities;

     . An easy-to-buy from philosophy supported by our direct sales force and executed by our key account teams;

     . Lowest cost producer by achieving significant production cost savings through the focused plant concept and the transfer to and expansion of manufacturing operations in Mexico where we can take advantage of lower overall costs; and

     . Leading edge technology as evidenced by our continued increase in expenditures for new product development and the design and development of new machinery and equipment.

The Capacitor Industry

      We estimate that worldwide capacitor consumption was approximately $13.9 billion in 1998, with tantalum and ceramic capacitors comprising approximately 37% of the market. According to industry sources, in 1998 tantalum and ceramic capacitors accounted for approximately 62% of the

$2.6 billion market for capacitors consumed in the United States and constituted the two fastest growing sectors of the United States capacitor market.

      Because of their fundamental nature and widespread application, demand for capacitors tends to reflect the general demand for electronic products, which has been growing over the past several years. Growth in the electronics market and the corresponding growth in the capacitor market has been fueled by:

     . the development of new products and applications, such as cellular phones, personal computers and electronic controls for engines and machinery;

     . the increase in the electronic content of existing products, such as home appliances, medical equipment and automobiles; and

     . the growth in the number of capacitors required in certain complex electronic products, which use state-of-the-art microprocessors.

      The capacitor industry has shifted its manufacturing focus from traditional leaded capacitors towards surface-mount capacitors in order to increase circuit board densities, decrease the size of electronic components and more highly automate production. Surface-mount capacitors are generally smaller than similar leaded capacitors and can be mounted on both sides of a circuit board. To meet the increased demand for surface-mount capacitors, we have invested $421.5 million in capital expenditures during the past five fiscal years with a substantial portion spent to expand surface-mount manufacturing.

Our Strategy

      We have used our position as a leading, high-quality manufacturer of capacitors to capitalize on the increasingly demanding requirements of our customers. Key elements of our strategy include the following business objectives:


      Maintaining Long-Term Customer Relationships. We continually seek to maintain the number of business relationships that we have with leading OEMs and increase the percentage of each OEM's requirements that we supply under these relationships. OEMs have moved toward long-term buying relationships with a limited number of capacitor manufacturers as a method to increase long-term quality and reduce the overall cost of acquiring component products. OEMs are demanding increased levels of service to provide ease of ordering, just-in-time delivery to numerous facilities, flexible scheduling, computerized paperless purchasing, specialized packaging and a full breadth of product offerings. We believe that we have responded to each of these customer needs and positioned ourselves to capture a larger portion of OEMs' capacitor supply requirements. In addition, we will continue to develop and expand preferred supplier relationships with our customers to ensure our ability to meet their rapidly changing demands. Preferred supplier or other similar long-term relationships with OEMs accounted for approximately 56% of our net sales for fiscal year 1999.

      Providing Product Breadth and Service Flexibility. We manufacture a full line of products with different specifications in order to respond to the needs of our customers. During fiscal year 1999, we manufactured approximately 22.3 billion capacitors, which was comprised of approximately 35,000 different types of capacitors, with types being distinguished by dielectric material, configuration, encapsulation, capacitance level and tolerance, performance characteristics, marking and packaging.

      We believe we are a market leader in reliable and timely delivery of capacitor products. As most OEMs have moved to just-in-time inventory management, the timeliness and reliability of shipments by their suppliers have become increasingly important. We have designed our manufacturing facilities and order entry system to respond quickly to customer needs and we have invested over $10.0 million in an easy-to-buy-from order entry system. Our order entry system provides on-line pricing, scheduled delivery dates and accurate inventory information and provides a direct link between us and our major distributors.

      Manufacturing High-Quality Products. We believe we are a leader in an industry in which customers require high-quality standards and exacting product specifications. We emphasize continuous product improvement and a company-wide commitment to quality. As a result, we have received numerous quality awards from customers such as Advanced Technology Labs, Alcatel, AT&T, Ford, General Instrument, General Motors, Honeywell, Motorola, Rockwell International, Rolm Systems, Solectron, Sun Microsystems, Texas Instruments and 3M.

      Low product defect rates are particularly important because once we ship a capacitor, it may not be tested by a customer until after it has been mounted onto a circuit board. We develop and utilize technologically advanced machinery and proprietary production processes to provide high-quality products. We also maintain quality improvement programs at the plant and corporate level and test 100% of our finished products prior to shipment.

      Investing in Surface-Mount Manufacturing Capacity. Demand for capacitors has evolved from leaded toward surface-mount capacitors, as our customers continue to increase circuit board densities and shift to more highly automated production techniques. We believe that by increasing our surface-mount capacity to meet the demands of our OEM customers, we will increase sales in the growing surface-mount capacitor market. During the past five fiscal years, we have invested $421.5 million in capital expenditures, a substantial portion of which we spent to expand surface-mount manufacturing capacity. This has allowed us to increase our sales of surface-mount capacitors at a compound annual rate of 16% during such five-year period. We currently operate at or near capacity at our surface-mount manufacturing facilities. We intend to make further capital investments in surface-mount manufacturing capacity in order to serve the growing needs of our customers. As of the end of fiscal year 1999, we had expanded our surface-mount capacity to approximately 29.7 billion units annually, up 9.7% from the end of fiscal year 1998. For fiscal year 1999, sales of surface-mount capacitors accounted for approximately 81% of our net sales, as compared to 77% for fiscal year 1998 and 72% for fiscal year 1997.

      Improving Current Products and Developing New Products. Our customers increasingly look for greater capacitance in smaller products. To respond to our customers' needs, we continue to develop smaller surface-mount capacitors in anticipation of continuing trends toward miniaturization of end products. We believe we are a technology leader and continue to support a strong research and development program to meet the needs of our customers. We have also entered into technical alliances with NEC Corporation to produce KO caps (high-performance conductive polymer tantalum) and Showa Denko K.K. to produce solid conductive polymer aluminum surface-mount capacitors.

      Remaining an Overall Low-Cost Producer. Our customers are under worldwide competitive pressure to reduce their product costs and these pressures are passed along to component manufacturers. We believe that we have achieved a leading position as an overall low-cost producer of capacitors. To maintain this position, we are constantly seeking to reduce our materials and labor costs, develop cost-efficient manufacturing equipment and processes and design our manufacturing plants for efficient production.

      We have been able to reduce the manufacturing cost of our products by increasing materials utilization efficiency and production yields. In addition, we have been successful at reducing assembly direct labor costs by locating plants in areas with relatively low-cost labor. We have assembled capacitors in Mexico for approximately 30 years. Currently, approximately 70% of our employees are located in Mexico.

      We have approximately 160 engineers who continue to develop faster and more efficient automated manufacturing, assembly, testing and packaging machines and processes. We have designed each of our manufacturing and assembly facilities to produce one product or a family of closely related products. Our management believes that this focused approach to manufacturing allows each facility to shorten manufacturing time, optimize product flow, and avoid long and costly equipment retooling and employee training time, all of which lead to overall reduced costs.

Capacitors

      Capacitors are electronic components consisting of conducting materials separated by a dielectric or insulating material (such as tantalum, ceramic, aluminum, film, paper and mica), which allows a capacitor to interrupt the flow of electrical current. They are divided between leaded and surface-mount capacitors, describing the method by which the capacitors are attached to the circuit board.

      We manufacture a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. Most customers buy both tantalum and ceramic capacitors from us. We have also recently entered into technical alliances to produce high-performance conductive polymer tantalum and solid conductive polymer aluminum surface-mount capacitors. We manufacture capacitors in many different sizes and configurations. We produce leaded capacitors, which are attached to a circuit board using lead wires, and surface-mount capacitors, which are attached directly to the circuit board without lead wires. We are currently shipping approximately 106 million capacitors each business day.

      The choice of capacitor dielectric is driven by the engineering specifications and application of the component product into which the capacitor is incorporated. Product design engineers in the electronics industry typically select capacitors on the basis of capacitance levels, size and cost. Tantalum and ceramic capacitors continue to be the preferred dielectrics in new design applications, as compared to capacitors made of aluminum, film, mica, paper or ceramic disks. Tantalum and ceramic capacitors are commonly used in conjunction with integrated circuits, and are best suited for applications requiring lower to medium capacitance values. Generally, ceramic capacitors are more cost-effective at lower capacitance values, and tantalum capacitors are more cost-effective at higher capacitance values.

      Our management believes that sales of tantalum and ceramic capacitors will continue to grow more rapidly than other types of capacitors in both the U.S. and worldwide markets because technological breakthroughs in electronics are regularly expanding the number and type of applications for these products. Both tantalum and ceramic capacitors have special properties valuable for surface-mount applications.

      Leaded and Surface-Mount Capacitors. We manufacture both leaded and surface-mount capacitors. The capacitors are distinguished based on the method by which the capacitor is attached to the circuit board. Despite the differences in configuration between leaded and surface-mount capacitors, both types of capacitors rely on similar technology.

      The manufacture of the internal capacitor element is the same whether it is ultimately incorporated into a leaded or surface-mount capacitor. Consequently, much of the know-how and some of the capital equipment required to produce these products is common. The primary distinction between leaded and surface-mount capacitors occurs in the assembly, testing and finishing stages, which utilize different equipment and processes. Surface-mount capacitors must be able to withstand temperatures up to 260(degrees)C during circuit board assembly and are placed on circuit boards using high-speed automatic placement equipment. These requirements result in quality and process standards greater than those demanded for leaded components.

      We believe that we have taken advantage of the growth of the surface-mount capacitor market and we are an industry leader in designing and marketing surface-mount capacitors. Demand has shifted from leaded to surface-mount capacitors because surface-mount capacitors are more commonly incorporated in new product designs, which rely on higher density circuit boards. As a result, worldwide sales of leaded capacitors have been declining over the past five years and have been more than offset by an increase in worldwide sales of surface-mount capacitors. Consequently, although we intend to make further capital investments in surface-mount manufacturing capacity to serve the growing needs of our customers, our results of operations and growth prospects could be adversely affected in the event that we do not continue to increase our sales and production of surface-mount capacitors.

      The following table shows the percentages of our net sales of surface-mount capacitors and leaded capacitors for the fiscal years ended March 31, 1997, 1998 and 1999 and for the six months ended September 30, 1998 and 1999.

                                                                       Six Months Ended September
                                 Fiscal Years Ended March 31,                      30,
                         -------------------------------------------- -----------------------------
                              1997           1998           1999           1998           1999
                         -------------- -------------- -------------- -------------- --------------
                          Net            Net            Net            Net            Net
                         Sales  Percent Sales  Percent Sales  Percent Sales  Percent Sales  Percent
                         ------ ------- ------ ------- ------ ------- ------ ------- ------ -------
                                              (unaudited, dollars in millions)
Surface-mount........... $399.8    72%  $517.4    77%  $459.4    81%  $225.1    80%  $294.0    84%
Leaded..................  155.5    28    150.3    23    106.2    19     55.1    20     54.8    16
                         ------   ---   ------   ---   ------   ---   ------   ---   ------   ---
  Total................. $555.3   100%  $667.7   100%  $565.6   100%  $280.2   100%  $348.8   100%
                         ======   ===   ======   ===   ======   ===   ======   ===   ======   ===

Markets and Customers

      We sell our products to a variety of OEMs in a broad range of industries including the computer, communications, automotive, military and aerospace industries. We also sell an increasing amount of our products to EMS providers, which also serve OEMs in these industries. We are not dependent on any one customer or group of related customers. Two customers accounted for over 10% of our net sales during fiscal year 1997, and one customer in fiscal years 1998 and 1999. Our top 50 customers accounted for approximately 90% of our net sales during fiscal year 1999. Preferred supplier and similar long-term relationships with OEMs accounted for approximately 56% of our net sales in each of fiscal years 1997, 1998 and 1999.

      The following table presents an overview of the diverse industries that incorporate our capacitors into their products and the general nature of those products.

Industry               Products
--------               --------
Automotive............ Audio systems, powertrain electronics, instrumentation, airbag systems, anti-lock braking systems, electronic
                       engine controls, air conditioning controls and security
                       systems
Business Equipment.... Copiers, point-of-sale terminals and typewriters
Communications........ Cellular phones, modems, telephones, switching equipment and relays
Computers............. Personal computers, workstations, mainframes, computer peripheral equipment, power supplies, disk drives,
                       printers and local area networks
Industrial............ Electronic controls, measurement equipment, instrumentation and medical electronics
Military/Aerospace.... Avionics, radar, guidance systems and satellite communications

      We produced approximately 5% of our capacitors under military specification standards sold for both military and commercial uses during fiscal year 1999. We do not sell any of our capacitors directly to the U.S. government. Although we do not track sales of capacitors by industry, we estimate that sales of our capacitors to OEMs which produce products principally for the military and aerospace industries accounted for less than 2% of our net sales during fiscal year 1999. Certain of our other customers may also purchase capacitors for products in the military and aerospace industries.

Sales and Distribution

      Our domestic sales, and most of our foreign sales, are made through our approximately 200 direct sales and customer service employees. Our domestic sales staff is located in five regional offices, 14 local offices and six satellite offices. A substantial majority of our international sales are made through local sales offices in four European locations, six Far East locations and two Canadian locations. In addition, we have 12 local and satellite offices in Europe and one in South America. We also have independent sales representatives located in Argentina, Australia, India, South Korea and Thailand.

      We market and sell our products in our major markets through a direct sales force. This is in contrast to our competitors, which generally utilize independent commissioned representatives or a combination of representatives and direct sales employees. We believe our direct sales force differentiates us from our competitors and allows us to develop strong customer relationships. With a global sales organization that is customer-based and geographically independent, our direct sales personnel from around the world serve on KEMET Key Account Teams. These teams are committed to serving any customer location in the world with a dedicated KEMET representative. This approach requires a unique blend of accountability and responsibility to specific customer locations, guided by an overall account strategy for each key customer.

      Electronics distributors are an important distribution channel in the electronics industry and accounted for approximately 29%, 32% and 29% of our net sales in fiscal years 1997, 1998 and 1999, respectively. In fiscal year 1999, TTI, Inc., a distributor of passive components, accounted for approximately 10.4% of our net sales.

      Our distributor policy includes the inventory price protection and ship-from-stock and debit programs common in the industry. The price protection policy protects the value of our distributors' inventory in the event we reduce our published selling price to distributors. We have established a rolling 12-month financial reserve for this program. The ship-from-stock and debit program provides a mechanism for the distributor to meet a competitive price after obtaining authorization from the local KEMET sales office. This program allows the distributor to ship its higher-priced inventory and debit KEMET for the difference between our list price and the lower authorized price for that specific transaction. Each sale under this program requires specific authorization. We expense these authorized discounts on a monthly basis and the expense is included in calculating net sales.

International Sales

      During fiscal year 1999, we exported approximately $272.1 million of capacitors, representing approximately 48% of our net sales. Although our management believes that we are able to provide a level of delivery and service that is competitive with local suppliers, our capacitor market shares in European and Asian markets tend to be significantly lower than in the United States because some international electronics manufacturers prefer to purchase components from local producers. As a result, a large percentage of our export sales are made to international operations of U.S. manufacturers. A portion of our sales to our customers in Europe is denominated in local European currencies and the Euro, and therefore a significant appreciation of the U.S. dollar against such local European currencies or the Euro would reduce the gross profit realized on those sales as measured in U.S. dollars. Substantially all of our European export shipments are made duty-paid, free delivery as required by local market conditions. You should read Note 9 to our Consolidated Financial Statements for further information regarding our international sales.

Inventory and Backlog

      Although we manufacture and inventory standardized products, we produce a portion of our products to meet specific customer requirements. Cancellations by customers of orders already in production could have an impact on inventories; however, to date cancellations have not been significant.

      The backlog of outstanding orders for our products was $62.0 million and $50.6 million at March 31, 1998 and 1999, respectively. The decrease was primarily a result of the additional manufacturing capacity we brought on-stream and reduced industry lead times as well as the industry-wide inventory correction experienced in fiscal year 1999. We expect to fill the current backlog during the next 12 months. Most of the orders in our backlog may be canceled by our customers, in whole or in part, although sometimes subject to penalty.

Competition

      The worldwide market for tantalum and ceramic capacitors is highly competitive. The capacitor industry is characterized by, among other factors, a long-term trend toward lower prices for capacitors, low transportation costs and few import barriers. Competitive factors that influence the market for our products include product quality, customer service, technical innovation, pricing and timely delivery. We believe that we compete favorably on the basis of each of these factors.

      Our major domestic competitors include AVX Corporation in the production of tantalum and ceramic capacitors and Vishay Intertechnology, Inc. in the production of tantalum and surface-mount ceramic capacitors. Our major foreign competitors include AVX Corporation in the production of tantalum and ceramic capacitors, Murata Manufacturing Company Ltd. and TDK Corporation in the production of ceramic capacitors and NEC Corporation in the production of tantalum capacitors.

Manufacturing and Facilities

      We are headquartered Greenville, South Carolina, and have a total of 13 manufacturing plants located in the southeastern United States and Mexico. Our manufacturing operations are in Greenville, Mauldin, Fountain Inn and Greenwood, South Carolina; Shelby, North Carolina; and Matamoros, Monterrey and Ciudad Victoria, Mexico. Our existing manufacturing and assembly facilities have approximately 1.8 million square feet of floor space and are highly automated with proprietary manufacturing processes and equipment.

      Our Mexican facilities operate under the Maquiladora Program. In general, a company that operates under the program is afforded certain duty and tax preferences and incentives on products brought back into the United States. We have operated in Mexico since 1969 and approximately 70% of our employees are located in Mexico. Our Mexican facilities in Matamoros are located within five miles of Brownsville, Texas, with easy access for daily shipments of work-in-process and finished products. We also have manufacturing facilities in Monterrey which commenced operations in 1991 and were expanded by 130,000 square feet in fiscal year 1997. Also in 1997, we constructed and put in production a new manufacturing plant in Monterrey which comprises 240,000 square feet of space. In addition, we have recently commenced production in our new 160,000 square foot manufacturing facility for tantalum capacitors in Ciudad Victoria, Mexico.

      Our manufacturing processes and standards, including compliance with applicable environmental and worker safety laws and regulations, are essentially identical in the United States and Mexico. Our Mexican operations, like our U.S. operations, have won numerous quality awards from our customers.

      Each of our manufacturing and assembly facilities produces one product or a family of closely related products. Our management believes that this focused approach to manufacturing allows each facility to shorten manufacturing time, optimize product flow, and avoid long and costly equipment retooling and employee training time, all of which lead to overall reduced costs.

      We have developed just-in-time manufacturing and sourcing systems. These systems enable us to meet customer requirements for faster deliveries while minimizing the need to carry significant inventory levels. We continue to emphasize flexibility in all of our manufacturing operations to improve product delivery response times.

      Our management believes that substantially all of our property and equipment is in good condition and that we have sufficient capacity to meet our current and projected manufacturing and distribution needs for leaded capacitors. We continue to add capacity to meet our projected manufacturing and distribution needs for surface-mount capacitors.

      The following table provides certain information regarding our principal facilities:

                                                                      Date Constructed,
                                                                      Acquired or First
                          Square  Type of                              Occupied by the
        Location          Footage Interest     Description of Use          Company
------------------------  ------- -------- -------------------------- -----------------
Greenville, South
 Carolina...............  359,015  Owned   Manufacturing/Headquarters       1963

Monterrey, Mexico (1)...  268,500  Owned   Manufacturing                    1991

Monterrey, Mexico.......  240,000  Owned   Manufacturing                    1996

Matamoros, Mexico (2)...  209,928  Owned   Manufacturing                    1977

Ciudad Victoria,
 Mexico.................  160,000  Owned   Manufacturing                    1999

Fountain Inn, South
 Carolina...............  138,522  Owned   Manufacturing                    1985

Shelby, North Carolina..  115,266  Owned   Manufacturing                    1982

Mauldin, South
 Carolina...............  109,696  Owned   Manufacturing                    1971

Greenwood, South
 Carolina...............  108,210  Owned   Manufacturing                    1981

Matamoros, Mexico.......   51,257  Owned   Manufacturing                    1985

Mauldin, South
 Carolina...............   80,000  Leased  Distribution/Storage             1976

Brownsville, Texas......   60,000  Leased  Shipping/Distribution            1992

--------
(1) Includes two separate manufacturing facilities.
(2) Includes three separate manufacturing facilities.

Raw Materials

      The principal raw materials used in the manufacture of our products are tantalum powder, palladium and silver. These materials are considered commodities and are subject to price volatility. Tantalum powder is primarily purchased under annual contracts, while palladium and silver are primarily purchased on the spot and forward markets, depending on market conditions. For example, if we believe that prices are likely to rise, we may purchase a significant amount of our annual requirements on a forward delivery basis.

      There are presently three suppliers that process tantalum ore into capacitor-grade tantalum powder. Our management believes that the tantalum we require has generally been available in sufficient quantities to meet our requirements and that there are a sufficient number of tantalum processors relative to foreseeable demand. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that we may not be able to pass on to our customers.

      Although palladium is presently found primarily in South Africa and Russia, we believe that there are a sufficient number of domestic and foreign suppliers from which we can purchase our palladium requirements. Although the palladium we require has generally been available in sufficient quantities, the limited number of palladium suppliers could lead and has led to higher prices, and any inability to pass any increase on to our customers could have an adverse effect on the margin of those products in which the metal is used. The dramatic increase in the price of palladium experienced in the second half of fiscal 1998 continued into fiscal 1999, which adversely affected our profitability in those periods. This is mostly attributed to delays from the Russian supply of palladium, which has continued into fiscal 2000. We continue to take actions to minimize the impact of this increase on our profit margins, including manufacturing a portion of our ceramic products with base metal electrodes.

      Silver has generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our silver requirements.

Patents and Trademarks

      At September 30, 1999, we held 29 U.S. and 28 foreign patents and four U.S. and 61 foreign trademarks. We do not generally engage in licensing technology or products, whether as licensor or licensee. We believe that the success of our business is not materially dependent on the existence or duration of any patent, license or trademark, other than the name "KEMET." Our engineering and research and development staffs have developed and continue to develop proprietary manufacturing processes and equipment designed to enhance our manufacturing facilities and reduce costs.

Research and Development

      Research and development expenses were $21.1 million for fiscal year 1999, as compared to $23.8 million for fiscal year 1998. These amounts include expenditures for product development and the design and development of machinery and equipment for new processes and cost reduction efforts. Most of our products and manufacturing processes have been designed and developed by our engineers. We continue to invest in new technology to improve product performance and production efficiencies.

Environmental

      We are subject to various Mexican and U.S. federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the handling and management of certain chemicals used and generated in manufacturing electronic components. Based on the annual costs we incurred over the past several years, our management does not believe that compliance with these laws and regulations will have a material adverse effect upon our capital expenditures, earnings or competitive position. We believe, however, that it is reasonably likely that the trend in environmental litigation and laws and regulations will continue to be toward stricter standards. Such changes in the law and regulations may require us to make additional capital expenditures which, while not currently estimable with certainty, are not presently expected to have a material adverse effect on our financial condition. You should read "--Legal Proceedings" for a discussion of certain other environmental matters.

Employees

      As of November 30, 1999, we had approximately 12,624 employees, of whom approximately 3,727 were located in the United States, approximately 8,782 were located in Mexico, and the remainder were located in our foreign sales offices. We believe that our future success will depend in part on our ability to recruit, retain and motivate qualified personnel at all levels of the Company. While none of our U.S. employees are unionized, we have approximately 6,786 hourly employees in Mexico represented by labor unions as required by Mexican law. We have not experienced any major work stoppages and consider our relations with our employees to be good.

Legal Proceedings

      The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), and certain analogous state laws, impose retroactive, strict liability upon certain defined classes of persons associated with releases of hazardous substances into the environment. Among those liable under CERCLA (known collectively as "potentially responsible parties" or PRPs) is any person who "arranged for disposal" of hazardous substances at a site requiring response action under the statute. While a company's liability under CERCLA is often based upon its proportionate share of overall waste volume or other equitable factors, CERCLA permits imposition of joint and several liability on each PRP. We have periodically incurred, and may continue to incur, liability under CERCLA and analogous state laws with respect to sites used for off-site management or disposal of Company-derived wastes. We have been named as a PRP at certain waste disposal sites. We do not expect our total exposure in connection with such sites to be material to our financial condition or results of operations. In addition, Union Carbide Corporation (Union Carbide), the former owner of our business, is a PRP at certain sites relating to the off-site disposal of wastes from properties we presently own. We are participating in coordination with Union Carbide in certain PRP-initiated activities related to these sites. We expect that we will bear some portion of the liability with respect to these sites. However, we do not expect any such share to be material to our financial condition or results of operations. In connection with the acquisition of our business from Union Carbide in 1990, Union Carbide agreed, subject to certain limitations such as deductibles, caps, and survival periods, certain of which have since expired but within which we have submitted to Union Carbide a claims notice, to indemnify us with respect to the foregoing sites.

      We or our subsidiaries are at any one time parties to a number of lawsuits arising out of our respective operations, including workers compensation or work place safety cases, some of which involve claims of substantial damages. Although we can give you no definite assurance, based upon information known to us, we do not believe that any liability which might result from an adverse determination of such lawsuits would have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

Directors, Executive Officers and Certain Key Employees

      The following table sets forth certain information concerning each of our directors, executive officers and certain key employees as of November 30, 1999.

                                                                                Years with
          Name           Age                      Position                      Company (1)
          ----           ---                      --------                      -----------
David E. Maguire........  65 Chairman, Chief Executive Officer and Director          40
Charles M. Culbertson
 II.....................  50 President and Chief Operating Officer                   19
Glenn H. Spears.........  60 Executive Vice President and Secretary                  22
Harris L. Crowley, Jr.
 .......................  49 Senior Vice President, Technology and Engineering       24
D. Ray Cash.............  51 Senior Vice President of Administration,
                              Treasurer and Assistant Secretary                      29
William W. Johnson......  47 Vice President, Sales Worldwide                          7
Raymond L. Beck, Jr. ...  50 Vice President, Quality and Marketing                   28
C. Ross Patterson, Jr.
 .......................  43 Vice President and Chief Information Officer             1
Larry W. Sheppard.......  55 Vice President, Human Resources                         29
James A. Bruorton III...  50 Vice President, Worldwide Distribution                  26
Eugene J. DiCianni......  49 Vice President, Sales, Americas                         24
Derek Payne.............  63 Vice President/Managing Director, Europe                22
Ravi G. Sastry..........  39 Vice President/Managing Director, Asia                  16
Susan M. Smith..........  45 Vice President, Sales Key Accounts                      20
James P. McClintock.....  44 Vice President, U.S. Ceramic Operations                 20
Manuel A. Cappella......  51 Vice President/Managing Director, Mexico, Tantalum      27
E. Thomas Coyle, Jr. ...  52 Vice President/Managing Director, Mexico, Ceramic       22
Dr. Larry A. Mann.......  42 Vice President, Ceramic Technology                      10
Dr. Daniel F. Persico...  44 Vice President, Tantalum Technology                      2
Charles E. Volpe........  62 Director                                                32
Stewart A. Kohl.........  44 Director                                               --
E. Erwin Maddrey, II....  58 Director                                               --
Paul C. Schorr IV.......  32 Director                                               --

--------
(1) Includes service with Union Carbide.

      Our Board of Directors is divided into three classes, as nearly equal in number as possible, having terms expiring at the annual meeting of our stockholders for 2000, Messrs. Volpe and Schorr, and 2001, Messrs. Maguire and Kohl, and 2002, Mr. Maddrey. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting are elected to serve for three-year terms and until their successors are elected and qualified. The directors, other than directors that are employed by KEMET or Citicorp Venture Capital, Ltd. (CVC) and its affiliates, are entitled to an annual directors' fee of $20,000. Directors that are employed by CVC or its affiliates are entitled to an annual directors' fee of $8,000, and directors that are employed by KEMET are not entitled to an annual directors' fee. All directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings.

Directors and Executive Officers

      David E. Maguire, Chairman, Chief Executive Officer and Director, has served as Chairman since August 1992. Mr. Maguire served as Chief Executive Officer, President, and Director from November 1997 until June 1999, and from December 1990 until October 1996. Mr. Maguire also served as Chairman, President and Chief Executive Officer of KEMET Electronics Corporation, our wholly owned subsidiary, since April 1987. From January 1959 until April 1987, Mr. Maguire served in a number of capacities with the KEMET capacitor business of Union Carbide, most recently as Vice President from June 1978 until April 1987.

      Charles M. Culbertson II, President and Chief Operating Officer, was named such in June 1999. Mr. Culbertson had been Senior Vice President and General Manager, Tantalum, since November 1997 and had been Vice President and General Manager of Tantalum Surface-Mount Capacitors since January 1996. Since June 1980, Mr. Culbertson has served in a number of engineering and management positions in the Company.

      Glenn H. Spears, Executive Vice President and Secretary, was named such in October 1999. Mr. Spears had been Senior Vice President and Secretary since October 1992. Mr. Spears had been Vice President and Secretary since December 1990 and had also served as Vice President and Secretary of KEMET Electronics since April 1987. From June 1977 until April 1987, Mr. Spears served in a number of managerial capacities with the KEMET capacitor business of Union Carbide, including Director of Human Resources and Plant Manager.

      Harris L. Crowley, Jr., Senior Vice President, Technology and Engineering, was named such in June 1999. Mr. Crowley had been Senior Vice President and General Manager, Ceramics, since November 1997. Prior thereto, Mr. Crowley had been Vice President and General Manager of Ceramic Capacitors since January 1996, Vice President and General Manager of Ceramic Surface Mount Capacitors since September, 1993 and Vice President of Product Marketing (Ceramics) since October, 1992. Prior to that time, Mr. Crowley had been Product Marketing Manager (Ceramics) for the Company since December 1990, and had served KEMET Electronics in that same capacity since April 1987.

      D. Ray Cash, Senior Vice President of Administration, Treasurer and Assistant Secretary, was named such in April 1997. Mr. Cash had been Vice President of Administration since December 1990. Mr. Cash had also served as Vice President of Administration for KEMET Electronics since April 1987. Prior thereto Mr. Cash had served in a number of different capacities with the KEMET capacitor business of Union Carbide, most recently as Director of Administration. Mr. Cash also serves on the Board of Directors of Specialty Electronics, Inc.

      Charles E. Volpe, Director, was named such in December 1990. Mr. Volpe also served as Executive Vice President and Chief Operating Officer, and most recently served as President and Chief Operating Officer from October 1995 until his retirement on March 31, 1996. Mr. Volpe served as a Vice President from March 1996 until July 1997. Mr. Volpe had also served as Executive Vice President and Director of KEMET Electronics since April 1987. From August 1966 until April 1987, Mr. Volpe served in a number of capacities with the KEMET capacitor business of Union Carbide, most recently as General Manager. Mr. Volpe is also a director of Trend Technologies, Inc. and Encad Inc.

      Stewart A. Kohl, Director, was named such in May 1992. Mr. Kohl has been a Managing General Partner in The Riverside Company, an investment company, since October 1993. Mr. Kohl was previously a Vice President of Citicorp North America, Inc., and had been employed by various subsidiaries of Citicorp North America, Inc. since 1988. Mr. Kohl also serves on the board of directors of Agri-Max, Inc., Hudson Sharp Machine Company, Porcelain Products Company, Shore Bank and Trust Company and Trend Technologies, Inc.

      E. Erwin Maddrey, II, Director, was named such in May 1992. Mr. Maddrey has been President, Chief Executive Officer and a director of Delta Woodside Industries, Inc., a textile manufacturer, and its predecessors since 1984. Prior thereto, Mr. Maddrey served as President and Chief Operating Officer and director of Riegel Textile Corporation. Mr. Maddrey also serves on the board of directors of Blue Cross of South Carolina and Renfro Corp.

      Paul C. Schorr IV, Director, was unanimously elected by members of the Board of Directors on April 21, 1998. Mr. Schorr is a Vice President of Citicorp Venture Capital, Ltd., a subsidiary of Citibank. Mr. Schorr joined Citicorp Venture Capital, Ltd. in 1996. Mr. Schorr was previously a manager for McKinsey and Company, Inc., a management consulting company, since 1993. Mr. Schorr also serves on the boards of Inland Resources Company, Inc., Sybron Chemicals, Inc. and Fairchild Semi-Conductors Company, Inc.

Other Key Employees

      William W. Johnson, Vice President, Sales Worldwide, was named such in July 1996. Mr. Johnson was previously a plant manager with Vitramon, Incorporated, which was acquired by Vishay Intertechnology, Inc., a manufacturer and supplier of a broad line of passive electronic components. Also during his tenure with Vitramon, Incorporated, Mr. Johnson was Director of Sales and Marketing.

      Raymond L. Beck, Jr., Vice President, Quality and Marketing, was named such in November, 1997. Prior to that time, Mr. Beck had been Vice President of Ceramic Product Management since January 1995. Mr. Beck has served in various sales and marketing positions including Regional Sales Manager and Ceramic Surface-Mount Capacitor Product Manager with Union Carbide and KEMET since October 1971.

      C. Ross Patterson, Jr., Vice President and Chief Information Officer, was named such in January 1999. Mr. Patterson was previously Group Director, Information Systems, with Glaxo Wellcome Inc., based in Research Triangle Park, N.C. Glaxo Wellcome, a subsidiary of London-based Glaxo Wellcome plc, is a leading research-based pharmaceutical firm. Mr. Patterson served in various Information Systems capacities beginning in November 1986.

      Larry W. Sheppard, Vice President, Human Resources, was named such in January 1995. Mr. Sheppard has served in various employee relations capacities with Union Carbide and KEMET in Greenville, SC, and Columbus, GA, since December 1969.

      James A. Bruorton III, Vice President, Worldwide Distribution, was named such in July 1996. Mr. Bruorton has served in various sales and marketing capacities with Union Carbide and KEMET since September 1973.

      Eugene J. DiCianni, Vice-President, Sales, Americas, was named such in December 1997. Mr. DiCianni has served in various sales capacities with Union Carbide and KEMET since August 1975.

      Derek Payne, Vice President/Managing Director, Europe, was named such in August 1995. Mr. Payne has been Managing Director for KEMET Electronics S.A., a wholly-owned subsidiary of KEMET Electronics Corporation, located in Geneva, Switzerland, since April 1988. Prior thereto, Mr. Payne held various sales and marketing positions with Union Carbide and KEMET Electronics since March 1977.

      Ravi G. Sastry, Vice President/Managing Director, Asia, was named such in December 1997. Mr. Sastry has served in various sales, marketing, and manufacturing capacities with Union Carbide and KEMET since August 1983.

      Susan M. Smith, Vice President, Sales Key Accounts, was named such in December 1997. Ms. Smith has served in various sales capacities with Union Carbide and KEMET since September 1979.

      James P. McClintock, Vice President, U.S. Ceramic Operations, was named such in June 1999. Mr. McClintock had been Vice President, Tantalum, since April 1997. Mr. McClintock has served in various engineering and manufacturing capacities with Union Carbide and KEMET since January 1979.

      Manuel A. Cappella, Vice President/Managing Director, Mexico, Tantalum, was named such in April 1997. Mr. Cappella has served in various engineering and manufacturing capacities for Union Carbide and KEMET since January 1977. Prior thereto, Mr. Cappella held various engineering positions with Union Carbide in South America beginning in March 1972.

      E. Thomas Coyle, Jr., Vice President/Managing Director, Mexico, Ceramic, was named such in September 1998. Mr. Coyle has served in various engineering and manufacturing capacities with Union Carbide and KEMET since May 1976.

      Dr. Larry A. Mann, Vice President, Ceramic Technology, was named such in June 1999. Dr. Mann had been Director of Ceramic Technology since June 1995.

      Dr. Daniel F. Persico, Vice President, Tantalum Technology, was named such in June 1999. Dr. Persico had been Director of Tantalum Technology since November 1997.

      There are no family relationships among the foregoing persons.

Board and Committee Meetings

      Our Board of Directors held four meetings (exclusive of committee meetings) during fiscal year 1999. Each current director attended at least 75% of the number of meetings held during fiscal year 1999 of the Board of Directors and all committees on which such director served. Our Board of Directors has established the following committees, the functions and current members of which are noted below.

      Executive Committee. The Executive Committee of the Board of Directors consists of Messrs. Maguire, Volpe and Kohl. The Executive Committee exercises the powers of the Board of Directors during intervals between Board meetings and acts as an advisory body to the Board by reviewing various matters prior to their submission to the Board. The Executive Committee met three times during fiscal year 1999.

      Compensation Committee. The Compensation Committee of the Board of Directors consists of Messrs. Schorr, Kohl and Maddrey. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of our executive officers and key employees and grants all options to purchase our common stock. The Compensation Committee met three times during fiscal year 1999.

      Audit Committee. The Audit Committee of the Board of Directors consists of Messrs. Kohl and Maddrey. The Audit Committee, among other duties, reviews our internal and external financial reporting, reviews the scope of our independent audit and considers comments by our auditors regarding internal controls and accounting procedures and management's response to those comments. The Audit Committee met twice during fiscal year 1999. Following the completion of the offering, Mr. Schorr will join the Audit Committee.

      We do not have a standing nominating committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      As of November 30, 1999, our issued and outstanding capital stock consisted of 38,869,132 shares of common stock and 1,096,610 shares of non-voting common stock. The non-voting common stock is convertible into an equal number of shares of common stock at any time, at the option of the holder, subject to certain limitations. We will issue an additional 2,500,000 shares of common stock in the offering. In connection with the offering, the selling stockholder will sell 2,500,000 shares of common stock, 1,096,610 shares of which are shares of non-voting common stock that will be converted on a share-for-share basis into common stock as a result of the offering. We have agreed to sell up to an additional 750,000 shares of common stock in connection with the underwriters' over-allotment option.

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 30, 1999, and as adjusted to reflect the sale by us and Citigroup Foundation, the selling stockholder, of the common stock offered hereby, (1) by each person who is known by us to own beneficially more than 5% of the common stock, (2) by the selling stockholder, (3) by each of our current directors and executive officers and (4) by all of our directors and executive officers as a group. Except as otherwise indicated below, the following table does not assume conversion of non-voting common stock into common stock. Following the offering, no shares of non-voting common stock will be outstanding. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name.

                                                  Number
                                                 of Shares
                                                 of Common
                                Common Stock       Stock       Common Stock
                            Beneficial Ownership  Sold in  Beneficial Ownership
                                Prior to the        the     After the Offering
   Directors, Executive           Offering       Offering          (1)
        Officers,           -------------------- --------- --------------------
Selling Stockholder and 5%  Number of            Number of Number of
       Stockholders          Shares   Percentage  Shares    Shares   Percentage
--------------------------  --------- ---------- --------- --------- ----------
Citigroup Foundation
 (2)(3)...................  2,500,000     6.3%   2,500,000       --     --

Citicorp Venture Capital,
 Ltd. (4)(5)..............  3,213,910     8.3          --  3,213,910    7.6%

David E. Maguire (5)(6)...    502,576     1.3          --    502,576    1.2

Charles M. Culbertson II
 (6)......................      9,452       *          --      9,452      *

Harris L. Crowley, Jr.
 (5)(6)...................        --      --           --        --     --

Glenn H. Spears (5)(6)....     77,171       *          --     77,171      *

D. Ray Cash (5)(6)........    258,078       *          --    258,078      *

Stewart A. Kohl (7).......     10,000       *          --     10,000      *

Charles E. Volpe (5)(6)...    305,266       *          --    305,266      *

E. Erwin Maddrey, II (8)..      2,000       *          --      2,000      *

Paul C. Schorr IV (9).....        --      --           --        --     --

First Pacific Advisors,
 Inc. (10)................  4,140,700    10.7          --  4,140,700    9.8

Lazard Freres & Co. LLC
 (11).....................  3,444,597     8.9          --  3,444,597    8.1

All Directors and
 Executive Officers as a
 group (9 persons)........  1,164,543     3.0          --  1,164,543    2.7

--------
 *  Less than one percent.
 (1) Assumes no exercise of the underwriters' over-allotment option.
 (2) The selling stockholder is a private charitable foundation affiliated with Citigroup Inc. (Citigroup). The address of the foundation is 153 East 53rd Street, 3rd Floor, New York, New York 10043.

 (3) As of November 30, 1999, the selling stockholder did not beneficially own any of these 2,500,000 shares (which includes all 1,096,610 shares of non-voting common stock). Instead, CVC, which is affiliated with the selling stockholder, owns all of such shares. However, CVC has informed us that CVC will transfer all 2,500,000 shares to the selling stockholder by gift prior to the closing of the offering. Because that transfer is anticipated, and because this prospectus registers resales by the selling stockholder which may occur only after such transfer, the selling stockholder has been shown as the beneficial owner of the shares for purposes of this prospectus.
 (4) The amount shown as beneficially owned by CVC prior to the offering does
     not include the       shares that CVC has informed us that CVC will
     transfer to the selling stockholder by gift prior to the closing of the offering. As of November 30, 1999, CVC beneficially owned 5,713,910 shares, which includes 4,617,300 shares of common stock and 1,096,610 shares of non-voting common stock. Each of (i) Citibank, N.A. (Citibank), as the sole stockholder of CVC, (ii) Citicorp, as the sole stockholder of Citibank, (iii) Citigroup Holdings Company (Holdings), as the sole stockholder of Citicorp, and (iv) Citigroup, as the sole stockholder of Holdings, may be deemed to share with CVC voting and dispositive power over shares owned by CVC. In addition, as of January 12, 2000, Citigroup shared voting and dispositive power over an additional 422,135 shares. The address for each of CVC, Citibank and Citicorp, is 399 Park Avenue, New York, New York 10043. The address for each of Citigroup and Holdings is 153 East 53rd Street, New York, New York 10043.
 (5) All of these parties have entered into an agreement providing for the election of directors, which agreement will terminate following the offering. Each such party disclaims beneficial ownership of shares of common stock owned by each other party.
 (6) The address of these individuals is c/o KEMET Corporation, 2835 KEMET Way, Simpsonville, South Carolina 29681.
 (7) The address of this individual is c/o The Riverside Company, The Terminal Tower, 50 Public Square, Suite 4000, Cleveland, Ohio 44113.
 (8) The address of this individual is c/o Delta Woodside Industries, Inc., 233 North Main Street, Greenville, South Carolina 29601.
 (9) The address of this individual is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.
(10) First Pacific Advisors, Inc. (First Pacific) reported shared voting power over 974,100 shares and shared dispositive power over 4,140,700 shares. The information set forth herein is based solely on an Amendment No. 1 to
     Schedule 13G filed by First Pacific for the year ended December 31, 1998. The address of First Pacific, as so reported, was 11400 West Olympic Boulevard, Suite 1200, Los Angeles, CA 90064.
(11) Lazard Freres & Co. LLC (Lazard Freres) reported sole voting power over 2,956,330 shares and sole dispositive power over 3,444,597 shares. The information set forth herein is based solely on a Schedule 13G filed by Lazard Freres for the year ended December 31, 1998. The address of Lazard Freres, as so reported, was 30 Rockefeller Plaza, New York, NY 10020.

      At the time of the acquisition of KEMET from Union Carbide, CVC and certain of our senior managers entered into an agreement providing for the nomination and election of directors to the Board. Pursuant to the terms of the agreement, the parties to that agreement nominated and voted in favor of Messrs. Kohl, Maguire and Schorr as directors. This agreement will terminate as a result of the sale by the selling stockholder of the shares of common stock in the offering.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

      The total amount of our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, 12,000,000 shares of non-voting common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share. Upon completion of the offering, 42,465,742 shares of common stock will be issued and outstanding, and no shares of non-voting common stock or preferred stock will be outstanding.

Common Stock

      As of November 30, 1999, there were 324 holders of record and there were 38,869,132 shares of common stock and 1,096,610 shares of non-voting common stock outstanding. The rights of holders of common stock and non-voting common stock are identical except for voting. The issued and outstanding shares of common stock and non-voting common stock are, and the shares of common stock being offered by KEMET and the selling stockholder will be upon payment therefor will be, validly issued, fully paid and nonassessable.

      Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of our common stock and non-voting common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our Board of Directors may from time to time determine. The shares of our common stock and non-voting common stock are neither redeemable nor convertible (except as described in this prospectus), and the holders have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock and non-voting common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

      Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of non-voting common stock are not entitled to vote, except as required by law or in the case of certain mergers or consolidations. There is no cumulative voting. Subject to certain regulatory limitations which may be imposed upon a holder, the non-voting common stock is convertible on a one-for-one basis into common stock at any time at the option of the holder thereof.

Preferred Stock

      Our Board of Directors is authorized to issue preferred stock in classes or series and to fix the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights and other terms.

Certain Effects of Authorized but Unissued Stock

      Under our Restated Certificate of Incorporation, upon completion of the offering, there will be approximately 69.5 million shares of common stock and non-voting common stock and 10.0 million shares of preferred stock available for future issuance without shareholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. We could also use such additional shares to dilute the stock ownership of persons seeking to obtain control of us.

      Our Board of Directors is authorized without any further action by the shareholders to determine the rights, preferences, privileges and restrictions of the unissued preferred stock. The purpose of authorizing our Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. Our Board of Directors may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and which could, among other things, have the effect of delaying, deterring or preventing a change in control of us.

      We do not currently have any plans to issue additional shares of common stock or preferred stock other than shares of common stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to our employees, or in conversion for outstanding shares of non-voting common stock.

Certain Provisions of our Restated Certificate of Incorporation and By-laws

      Our Restated Certificate of Incorporation provides that we must indemnify each of our officers and directors to the fullest extent permitted by applicable law, except as may be otherwise provided in our By-laws. In furtherance of this, our Board of Directors is expressly authorized to amend our By-laws to give full effect to any changes in applicable law, notwithstanding possible self-interest of the directors in the action being taken. Our Restated Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Such limitation does not affect the liability of a director (1) for any transaction from which the director derives an improper personal benefit, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) for improper payment of dividends or redemption of shares or (4) for any breach of a director's duty of loyalty to us or our stockholders.

      As described below, our Restated Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board of Directors. These provisions may also render the removal of our current Board of Directors and of management more difficult.

      Pursuant to our Restated Certificate of Incorporation, our Board of Directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors (voting stock), voting together as a single class. Vacancies on our Board of Directors may only be filled by the remaining directors and not by the stockholders, except that in the case of newly created directorships, if the remaining directors fail to fill any such vacancy, the stockholders may do so at the next annual or special meeting called for that purpose.

      Our By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. In general, we must receive notice not less than 130 days prior to the meeting and the notice must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

      Our Restated Certificate of Incorporation provides that in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving holders of stock representing 20% or more of the voting power of the then outstanding shares of voting stock (other than certain existing holders of voting stock prior to our initial public offering in 1992), such transactions must be approved by 80% of the combined voting power of our then outstanding voting stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in our Restated Certificate of Incorporation) or unless certain minimum price, form of consideration and procedural requirements are satisfied. Our Restated Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change, or repeal the provisions of our Restated Certificate of Incorporation described above. These requirements of a supermajority vote to approve certain transactions and amendments to our Restated Certificate of Incorporation could enable a minority of our stockholders to exercise veto powers over such transactions and amendments.

      Only our Chairman of the Board, our President or a majority of our Board of Directors may call special meetings of our stockholders. Our Restated Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and that stockholders may not act by written consent.

Delaware Anti-Takeover Law

      We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.
Section 203 applies unless:

     (1) Prior to the date such stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     (2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

     (3) On or after such date the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own.

Rights Agreement

      Our Board of Directors has authorized the issuance of one preferred share purchase right (a
Right) for each of our outstanding shares of common stock and non-voting common stock (collectively, the Common Securities). Each holder of Common Securities is entitled to one Right for each share that is or becomes outstanding prior to the earliest of the Distribution Date (as defined), the redemption of the Rights, the exchange of the Rights and the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Junior Participating Preferred Stock, Series A, par value $0.10 per share (the Preferred Shares), at a price of $85.00 per one one-thousandth of a Preferred Share (the Purchase Price), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the Rights Agreement) between us and Wachovia Bank of North Carolina, N.A., as Rights Agent (the Rights Agent), dated as of July 1, 1996.

      The Rights will be evidenced by Common Security certificates and not by separate certificates until the earlier to occur of (such earlier date being called the Distribution Date):

     (1) The expiration of our redemption rights following the date of public disclosure that a person or group other than certain exempt persons (an Acquiring Person), together with such Acquiring Person's affiliates or associates, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding Common Securities (the
     Stock Acquisition Date); and

     (2) The tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of our outstanding Common Securities.

      Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights):

     (1) The Rights will be transferred with and only with the Common
     Securities;

     (2) Common Security certificates will contain a notation incorporating the Rights Agreement by reference; and

     (3) The surrender for transfer of any certificate for Common
     Securities will also constitute the transfer of the Rights associated with the Common Securities represented by such certificate.

      The definition of exempt persons includes (1) the Company, (2) any subsidiary of the Company, (3) CVC and its affiliates and associates and (4) the parties to the existing voting agreement (together with their respective affiliates and associates, the Voting Agreement Parties) covering our Common Securities.

      As soon as practicable following the Distribution Date, we will mail separate certificates evidencing the Rights (Right Certificates) to holders of record of the Common Securities as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Right Certificates alone will evidence the Rights.

      The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on July 1, 2006 (the Expiration Date), unless earlier redeemed or exchanged by us as described below.

      The Purchase Price payable, and the number of Preferred Shares or other securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for Preferred Shares or securities convertible into Preferred Shares at less than the current market price of the Preferred Shares or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

      In addition, the number of outstanding Rights, the Purchase Price payable and the number of one one-thousandths of a share of Preferred Shares issuable upon exercise of each Right are subject to adjustment in the event of a stock dividend on the Common Securities payable in Common Securities or subdivision or combination of the Common Securities occurring, in any such case, prior to the Distribution Date.

      If a person becomes an Acquiring Person, the Rights will flip-in and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of our common stock having a market value of two times such Purchase Price. In addition, following a flip-in, our Board will have the option of exchanging all or part of the Rights, except as provided below, for an equal number of shares of common stock.

      In the event that, following a flip-in, we are involved in a merger or other business combination transaction where we are not the surviving corporation or where Common Securities are changed or exchanged or in a transaction or transactions wherein 50% or more of our consolidated assets or earning power are sold, the Rights will flip-over and entitle each holder of a Right to purchase, upon the exercise of the Right at the then current Purchase Price, that number of shares of common stock of the acquiring company or KEMET, as the case may be, which at the time of such transaction would have a market value of two times such Purchase Price.

      Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person and certain related persons and transferees will become null and void upon the occurrence of a flip-in, and any such holder of such Rights will have no right to exercise such Rights or have such Rights exchanged as provided above.

      Our Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the Redemption Price) at any time before a person becomes an Acquiring Person.

      We may not redeem any Preferred Shares issued upon exercise of the Rights. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per Common Security. In the event of our liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per Common Security. Each Preferred Share will have 1,000 votes per share, voting together with our common stock. In the event of any merger, consolidation or other transaction in which Common Securities are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Security.

      At any time before a person becomes an Acquiring Person, our Board of Directors may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights, except for an amendment or supplement which would change the Redemption Price, provide for an earlier expiration date of the Rights or change the Purchase Price. Thereafter, our Board of Directors may amend or supplement the Rights Agreement without such approval only to cure any ambiguity, correct or supplement any defective or inconsistent provision or change or supplement the Rights Agreement in any manner which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof).

      Until a Right is exercised, its holder, as such, will have no rights as a stockholder of KEMET, including, without limitation, the right to vote or to receive dividends.

      Subject to certain exceptions and permitted acquisitions, CVC is allowed to acquire additional Common Securities in an amount not to exceed the sum of
(1) 1% and (2) its beneficial ownership of Common Securities on the date of the Rights Agreement, as such beneficial ownership of Common Securities may be increased as a result of certain subsequent events such as an acquisition of Common Securities by us or any subsidiary or as a result of acquiring Common Securities as a result of the operation of the Rights Agreement.

      Subject to certain exceptions and permitted acquisitions, the Voting Agreement Parties are allowed to acquire additional Common Securities in an amount not to exceed the sum of (1) 1% and (2) the beneficial ownership of Common Securities of such persons on the date of the Rights Agreement, as such beneficial ownership of Common Securities may be increased as a result of certain subsequent events such as an acquisition of Common Securities by us or any of our subsidiaries or as a result of acquiring Common Securities as a result of the operation of the Rights Agreement.

      The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group (other than an exempt person) that attempts to acquire KEMET on terms not approved by our Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by our Board of Directors prior to the time a person or group other than an exempt person has acquired beneficial ownership of 15% or more of the Common Securities because we may generally redeem the Rights until such time.

      This description of the Rights does not purport to be complete and we qualify it in its entirety by reference to the Rights Agreement, including the definitions therein of certain terms.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is Boston
EquiServe.

Registration Agreement

      We have entered into a registration agreement with CVC and certain of our senior managers. Pursuant to this agreement, the holders of a majority of the shares of our common stock then held or previously held by such parties, may require us to register all or part of their holdings of such securities at our expense, provided certain conditions are met. The senior managers may participate in such registration at our expense, provided certain conditions are met. The senior managers and the investors may participate in such registration at our expense on a pro rata basis. The agreement also grants the investors and senior managers certain piggyback rights to participate in any future registration of our securities. Upon completion of the offering, the holders of an aggregate of approximately 4.5 million shares of common stock will have registration rights under this agreement.

      We have received a request for a demand registration from CVC covering up to 2,500,000 shares of common stock that are being offered in the offering and that CVC will transfer to the selling stockholder by gift prior to the closing of the offering.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among KEMET, the selling stockholder and the underwriters, KEMET and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from KEMET and the selling stockholder, the number of shares of common stock set forth opposite its name below.

                                                                      Number of
          Underwriter                                                  Shares
          -----------                                                 ---------
     Merrill Lynch, Pierce, Fenner & Smith
     Incorporated.................................................... 1,450,000
     Salomon Smith Barney Inc. ...................................... 1,450,000
     J.C. Bradford & Co. ............................................   350,000
     First Union Securities, Inc.....................................   350,000
     J.P. Morgan Securities Inc. ....................................   350,000
     Needham & Company, Inc. ........................................   350,000
     U.S. Bancorp Piper Jaffray Inc. ................................   350,000
     Wachovia Securities, Inc. ......................................   350,000
                                                                      ---------
          Total...................................................... 5,000,000
                                                                      =========

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the commitments of non-defaulting underwriters may be increased or the purchase agreement may be terminated.

      KEMET and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect thereof.

      The representatives have advised KEMET and the selling stockholder that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $1.17 per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock on sales to certain other dealers. After the offering, the public offering price, concession and discount may be changed.

Over-allotment Option

      KEMET has granted an option to the underwriters, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 750,000 shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

Commissions and Discounts

      The following table shows (1) the per share and total public offering price, (2) the underwriting discount to be paid by KEMET and the selling stockholder to the underwriters, (3) the proceeds before expenses to KEMET and
(4) the proceeds to the selling stockholder. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                               Per     Without
                                              Share     Option    With Option
                                              -----  ------------ -----------
     Public offering price................... $46.00 $230,000,000 $264,500,000

     Underwriting discount...................  $1.95   $9,750,000  $11,212,500

     Proceeds, before expenses, to KEMET..... $44.05 $110,125,000 $143,162,500

     Proceeds, before expenses, to the
      selling stockholder.................... $44.05 $110,125,000 $110,125,000

      The expenses of the offering (exclusive of the underwriting discount) are estimated at $450,000 and are payable by KEMET.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

No Sale of Similar Securities

      KEMET, the selling stockholder, Citicorp Venture Capital, Ltd. and each executive officer and director of KEMET have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933 with respect to the foregoing (other than shares sold in this offering) or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock or such other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, for a period of 90 days after the date of this prospectus.

New York Stock Exchange

      KEMET's common stock is listed on the New York Stock Exchange under the symbol "KEM."

NASD Regulations

      Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

      Because Salomon Smith Barney Inc. may be deemed to be an affiliate of CVC, which as of December 8, 1999 was the beneficial owner of more than 10% of the outstanding common stock of KEMET, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc.

      The underwriters do not intend to confirm sales of the shares to any accounts over which they exercise discretionary authority.

Price Stabilization and Short Selling

      Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase common stock of KEMET. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the common stock of KEMET. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock of KEMET.

      If the underwriters create a short position in the common stock in connection with the offering, i.e, if they sell more shares of the common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares of the common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

      None of KEMET, the selling stockholder or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, none of KEMET, the selling stockholder or any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                          NOTICE TO CANADIAN INVESTORS

      The offering in Canada is being made solely in the Provinces of Quebec, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.

Resale Restrictions

      The distribution of the shares of our common stock in Canada is being made on a private placement basis. Accordingly, any resale of such shares must be made in accordance with an exemption from the registration and prospectus requirements of applicable securities laws, which vary depending on the province. Purchasers of the shares of our common stock are advised to seek legal advice prior to any resale of the shares of our common stock.

Representations by Purchasers

      Confirmations of the acceptance of offers to purchase the shares of common stock will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser who receives a purchase confirmation will, by the purchaser's receipt thereof, be deemed to represent to us, the selling stockholder and the dealer from whom such purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase such shares of common stock without the benefit of a prospectus qualified under such securities laws.

Enforcement of Legal Rights

      Ontario. The shares of common stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario) (now Ontario Securities Commission Rule 45-501, 21 O.S.C.B. 127). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

      Alberta. Securities legislation in Alberta provides that every purchaser of securities pursuant to this prospectus shall have, in addition to any other rights they may have at law, a right of action for damages or recession, or both, against us or the selling stockholder on whose behalf the distribution is made if the prospectus or any amendment thereto contains a misrepresentation. However such rights must be exercised within prescribed time limits. Purchasers should refer to the applicable provisions of the Alberta securities legislation for particulars of these rights or consult with a lawyer.

      The Securities Act (Alberta) provides that no action may be commenced to enforce such right of action unless the right is exercised: (a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or (b) in the case of any action, other than an action for rescission, the earlier of: (i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or (ii) one year from the day of the transaction that gave rise to the cause of action.

      Saskatchewan. The Securities Act, 1988 (Saskatchewan) provides purchasers with certain statutory rights of action, including: (a) if the prospectus or any amendment thereto contains a misrepresentation, which was a misrepresentation at the time of purchase (i) a right action for damages or rescission against us, (ii) a right of action for damages against all of our promoters and directors who were promoters or directors at the time the prospectus or any amendment thereto was sent or delivered, and (iii) a right of action for damages against the dealer from whom the shares of common stock were purchased; (b) a right of action for damages against any individual who makes a verbal misrepresentation to such Saskatchewan purchaser prior to or contemporaneously with the purchase of the shares of common stock; (c) a right to void the agreement to purchase the shares of common stock and recover the purchase price if the shares of common stock are sold in contravention of the Act, the regulations under the Act or a decision of the Saskatchewan Securities Commission; and (d) a right of action for damages or rescission if a copy of this notice, the document in which this notice is included or any amendment thereto was not delivered to such purchaser before the shares of common stock were subscribed for.

      An action for damages must be started by the earlier of (a) one year after the investor first had knowledge of the facts giving rise to the action or (b) six years after the date of the transaction that gave rise to the action. An action for rescission must be commenced by 180 days after the date of the transaction that gave rise to the action.

      The rights available to Saskatchewan purchasers are in addition to and without derogation from any other right or remedy which such purchasers may have at law, are intended to correspond to the provisions of the Act and are subject to the defences contained therein.

      All of our directors and officers, the selling stockholder as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for KEMET by Kirkland & Ellis, Chicago, Illinois and for the selling stockholder by John R. Dye, Esq., Associate General Counsel of Citigroup Inc. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

      The consolidated financial statements of KEMET Corporation and subsidiaries as of March 31, 1998 and 1999, and for each of the years in the three-year period ended March 31, 1999, included or incorporated by reference herein and in the Registration Statement have been included or incorporated herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing or incorporated herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of the prospectus and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities.

     . Annual Report on Form 10-K for the year ended March 31, 1999 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 1999 Annual Meeting of Stockholders).

     . Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 1999 and September 30, 1999.

     . Current Report on Form 8-K dated June 23, 1999, filed with the SEC on July 1, 1999.

     . The description of our common stock under the caption "Item 1. Description of Registrant's Securities to be Registered: Common Stock" contained in our Registration Statement on Form 8-A dated and filed with the SEC on November 29, 1999 (File No. 000-20289).

     . The description of our preferred share purchase rights under the caption "Item 1. Description of Registrant's Securities to be
        Registered: Preferred Share Purchase Rights" contained in our Registration Statement on Form 8-A dated and filed with the SEC on November 29, 1999 (File No. 000-20289).

      On request we will provide at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any or all of the documents we incorporate by reference in this prospectus. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to us at 2835 KEMET Way, Simpsonville, South Carolina 29681, telephone: (864) 963-6300.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information may be obtained:

     . At the Public Reference Room of the SEC, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     . At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511;

     . From the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and

     . From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that electronically file with the SEC.

      Some locations may charge prescribed or modest fees for copies. You may obtain information on the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330.

      We have filed with the SEC a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the Registration Statement) under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the Registration Statement, does not contain all of the information included in the Registration Statement. This additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all of the details.

                       KEMET CORPORATION AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2

Consolidated Balance Sheets as at March 31, 1998 and 1999 and September
 30, 1999 (unaudited)..................................................... F-3

Consolidated Statements of Earnings for the years ended March 31, 1997,
 1998 and 1999 and for the six months ended September 30, 1998 and 1999
 (unaudited).............................................................. F-4

Consolidated Statements of Stockholders' Equity and Comprehensive Income
 for the years ended March 31, 1997, 1998 and 1999 and for the six month period ended September 30, 1999 (unaudited) ............................. F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1997,
 1998 and 1999 and for the six months ended September 30, 1998 and 1999
 (unaudited).............................................................. F-6

Notes to Consolidated Financial Statements................................ F-7

                          Independent Auditors' Report

The Board of Directors
KEMET Corporation:

      We have audited the accompanying consolidated balance sheets of KEMET Corporation and subsidiaries as of March 31, 1998 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KEMET Corporation and subsidiaries as of March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Greenville, South Carolina
April 30, 1999

                       KEMET CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets

                                                 March 31,
                                             ------------------  September 30,
                                               1998      1999        1999
                                             --------  -------- ---------------
                                                                (unaudited)
                                             (dollars in thousands except
                                                    per share data)
ASSETS
Current assets:
  Cash.....................................  $  1,801  $  3,914  $  6,917
  Accounts receivable, net (notes 10 and
   11).....................................    62,040    57,784    64,463
  Inventories:
    Raw materials and supplies.............    37,275    45,288    52,276
    Work in process........................    48,068    52,225    53,093
    Finished goods.........................    29,340    28,306    22,622
                                             --------  --------  --------
      Total inventories....................   114,683   125,819   127,991
  Prepaid expenses.........................     2,915     2,951     3,255
  Income taxes receivable (note 7).........       --      1,855     1,855
  Deferred income taxes (note 7)...........    13,581    10,899    14,427
                                             --------  --------  --------
      Total current assets.................   195,020   203,222   218,908
Property and equipment, net (note 11)......   393,551   406,735   408,655
Intangible assets, net (note 2)............    46,816    46,268    47,425
Other assets...............................     6,722     7,465     7,492
                                             --------  --------  --------
      Total assets.........................  $642,109  $663,690  $682,480
                                             ========  ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt
   (note 3)................................  $ 20,000  $ 20,000  $ 15,000
  Accounts payable, trade (note 10)........    88,711    64,750    82,223
  Accrued expenses (notes 5 and 11)........    36,669    28,101    34,704
  Income taxes (note 7)....................       868       --      6,457
                                             --------  --------  --------
      Total current liabilities............   146,248   112,851   138,384
Long-term debt, excluding current
 installments (note 3).....................   104,000   144,000   120,000
Other non-current obligations (note 4).....    69,145    69,394    69,351
Deferred income taxes (note 7).............    16,456    23,771    24,152
                                             --------  --------  --------
      Total liabilities....................   335,849   350,016   351,887
Contingencies and commitments (notes 10 and
 12)
Stockholders' equity (notes 3 and 8):
  Common stock, par value $.01, authorized
   100,000,000 shares, issued and
   outstanding 38,064,069 and 38,158,290
   shares at March 31, 1998 and 1999,
   respectively and 38,374,949 at September
   30, 1999................................       381       382       384
  Non-voting common stock, par value $.01,
   authorized 12,000,000 shares, issued and
   outstanding 1,096,610 at March 31, 1998,
   1999 and September 30, 1999.............        11        11        11
  Additional paid-in capital...............   144,299   145,482   148,524
  Retained earnings........................   161,577   167,727   181,620
  Accumulated other comprehensive income...        (8)       72        54
                                             --------  --------  --------
      Total stockholders' equity...........   306,260   313,674   330,593
                                             --------  --------  --------
      Total liabilities and stockholders'
       equity..............................  $642,109  $663,690  $682,480
                                             ========  ========  ========

          See accompanying notes to consolidated financial statements.

                       KEMET CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Earnings

                                                                 Six Months ended
                                 Years ended March 31,             September 30,
                          ----------------------------------- -----------------------
                             1997        1998        1999        1998        1999
                          ----------- ----------- ----------- ----------- -----------
                                                                    (unaudited)
                                 (dollars in thousands except per share data)
Net sales...............  $   555,319 $   667,721 $   565,569 $   280,204 $   348,836
Operating costs and
 expenses:
  Cost of goods sold,
   exclusive of
   depreciation.........      377,527     463,644     428,409     212,815     259,378
  Selling, general and
   administrative
   expenses.............       45,748      48,751      46,552      24,090      22,891
  Research and
   development..........       20,755      23,766      21,132      11,735       9,577
  Depreciation and
   amortization.........       33,467      38,858      46,872      22,413      26,862
  Restructuring and
   early retirement
   charges (note 13)....       15,407      10,500         --          --          --
                          ----------- ----------- ----------- ----------- -----------
    Total operating
     costs and
     expenses...........      492,904     585,519     542,965     271,053     318,708
                          ----------- ----------- ----------- ----------- -----------
    Operating income....       62,415      82,202      22,604       9,151      30,128
Other expense:
  Interest expense (note
   7)...................        5,709       7,305       9,287       4,195       5,243
  Other expense.........        2,331       4,063       4,273       2,128       4,455
                          ----------- ----------- ----------- ----------- -----------
    Earnings before
     income taxes.......       54,375      70,834       9,044       2,828      20,430
Income tax expense (note
 7).....................       17,206      21,644       2,894         905       6,538
                          ----------- ----------- ----------- ----------- -----------
    Net earnings........  $    37,169 $    49,190 $     6,150 $     1,923 $    13,892
                          =========== =========== =========== =========== ===========
Net earnings per share
 (note 14):
  Basic.................  $      0.96 $      1.26 $      0.16 $      0.05 $      0.35
  Diluted...............  $      0.95 $      1.25 $      0.16 $      0.05 $      0.35
Weighted-average shares
 outstanding:
  Basic.................   38,737,160  39,073,222  39,220,720  39,194,679  39,337,087
  Diluted...............   39,276,678  39,427,164  39,513,930  39,371,041  40,128,141



          See accompanying notes to consolidated financial statements.

                       KEMET CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Stockholders' Equity and Comprehensive Income
                             (dollars in thousands)

                                                                 Accumulated
                            Common Stock    Additional              Other         Total
                          -----------------  Paid-in   Retained Comprehensive Stockholders'
                            Shares   Amount  Capital   Earnings    Income        Equity
                          ---------- ------ ---------- -------- ------------- -------------
Balance at March 31,
 1996...................  38,611,003  $386   $136,344  $ 75,218      $(8)       $211,940
                          ==========  ====   ========  ========      ===        ========
Comprehensive income:
  Net earnings..........         --    --         --     37,169      --           37,169
  Foreign currency
   translation gain.....         --    --         --        --         4               4
                                                                                --------
Total comprehensive
 income.................                                                          37,173
                                                                                --------
Exercise of stock
 options (note 8).......     150,110     1        927       --       --              928
Tax benefit on exercise
 of stock options.......         --    --         911       --       --              911
Purchases of stock by
 Employee Savings Plan..      52,508     1      1,170       --       --            1,171
                          ----------  ----   --------  --------      ---        --------
Balance at March 31,
 1997...................  38,813,621  $388   $139,352  $112,387      $(4)       $252,123
                          ==========  ====   ========  ========      ===        ========
Comprehensive income:
  Net earnings..........         --    --         --     49,190      --           49,190
  Foreign currency
   translation loss.....         --    --         --        --        (4)             (4)
                                                                                --------
Total comprehensive
 income.................                                                          49,186
                                                                                --------
Exercise of stock
 options (note 8).......     295,690     3      1,889       --       --            1,892
Tax benefit on exercise
 of stock options.......         --    --       1,928       --       --            1,928
Purchases of stock by
 Employee Savings Plan..      51,368     1      1,130       --       --            1,131
                          ----------  ----   --------  --------      ---        --------
Balance at March 31,
 1998...................  39,160,679  $392   $144,299  $161,577      $(8)       $306,260
                          ==========  ====   ========  ========      ===        ========
Comprehensive income:
  Net earnings..........         --    --         --      6,150      --            6,150
  Foreign currency
   translation gain.....         --    --         --        --        80              80
                                                                                --------
Total comprehensive
 income.................                                                           6,230
                                                                                --------
Exercise of stock
 options (note 8).......      26,560   --         164       --       --              164
Tax benefit on exercise
 of stock options.......         --    --          72       --       --               72
Purchases of stock by
 Employee Savings Plan..      67,661     1        947       --       --              948
                          ----------  ----   --------  --------      ---        --------
Balance at March 31,
 1999...................  39,254,900  $393   $145,482  $167,727      $72        $313,674
                          ==========  ====   ========  ========      ===        ========
(Unaudited)
Comprehensive income:
  Net earnings..........         --    --         --     13,892      --           13,892
  Foreign currency
   translation loss.....         --    --         --        --       (18)            (18)
                                                                                --------
Total comprehensive
 income.................                                                          13,874
                                                                                --------
Exercise of stock
 options................     186,780   --       1,445       --       --            1,445
Tax benefit on exercise
 of stock options.......         --    --       1,130       --       --            1,130
Purchases of stock by
 Employee Savings Plan..      29,879     2        467       --       --              469
                          ----------  ----   --------  --------      ---        --------
Balance at September 30,
 1999...................  39,471,559  $395   $148,524  $181,620      $54        $330,593
                          ==========  ====   ========  ========      ===        ========

          See accompanying notes to consolidated financial statements.

                       KEMET CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                             (dollars in thousands)

                                                            Six months ended
                                Years ended March 31,         September 30,
                             -----------------------------  ------------------
                               1997      1998       1999      1998      1999
                             --------  ---------  --------  --------  --------
                                                               (unaudited)
Sources (uses) of cash:
Operating activities:
  Net earnings.............. $ 37,169  $  49,190  $  6,150  $  1,923  $ 13,892
  Adjustments to reconcile
   net earnings to net cash
   from operating
   activities:
    Depreciation and
     amortization...........   33,720     38,943    46,873    22,413    26,862
    Postretirement and
     unfunded pension.......   19,238      1,107      (236)      --        --
    Loss on sale and
     disposal of equipment..      705      3,145       985       933     3,228
    Deferred income taxes...   (1,600)     2,686     9,997     1,515    (3,147)
    Changes in other non-
     current assets and
     liabilities............   (1,151)    (2,363)     (782)     (980)   (2,110)
  Change in assets and
   liabilities:
    Notes and accounts
     receivable.............   (3,120)    (6,852)    4,256     9,828    (6,679)
    Inventories.............  (13,648)   (17,314)  (11,136)   (3,238)   (2,172)
    Prepaid expenses........     (325)      (513)      (36)     (629)     (304)
    Accounts payable,
     trade..................  (10,870)    26,552   (23,961)  (25,317)   17,473
    Accrued expenses and
     income taxes...........   (4,299)    (6,428)  (11,292)   (1,619)   13,060
                             --------  ---------  --------  --------  --------
      Net cash from
       operating
       activities...........   55,819     88,153    20,818     4,829    60,103
                             --------  ---------  --------  --------  --------
Investing activities:
  Additions to property and
   equipment................  (84,753)  (114,516)  (59,047) (41,634)   (31,126)
  Other.....................       74         (3)     (198)      (45)      (18)
                             --------  ---------  --------  --------  --------
      Net cash used by
       investing
       activities...........  (84,679)  (114,519)  (59,245)  (41,679)  (31,144)
                             --------  ---------  --------  --------  --------
Financing activities:
  Proceeds from sale of
   common stock to Employee
   Savings Plan.............    1,171      1,131       947       590       467
  Proceeds from exercise of
   stock options including
   related tax benefit......    1,839      3,820       236       133     2,577
  Repayment of long-term
   debt.....................     (270)       (72)      --        --        --
  Net proceeds from
   (payments to) revolving
   loan.....................   24,900     21,100   (60,000)  (63,700)  (29,000)
  Issuance of senior notes,
   net of debt issue costs..      --         --     99,357   100,000       --
                             --------  ---------  --------  --------  --------
      Net cash provided
       (used) by financing
       activities...........   27,640     25,979    40,540    37,023   (25,956)
      Net increase
       (decrease) in cash...   (1,220)      (387)    2,113       173     3,003
Cash at beginning of
 period.....................    3,408      2,188     1,801     1,801     3,914
                             --------  ---------  --------  --------  --------
Cash at end of period....... $  2,188  $   1,801  $  3,914  $  1,974  $  6,917
                             ========  =========  ========  ========  ========
Supplemental Cash Flow
 Statement Information:
  Interest paid............. $  6,550  $   7,418  $  7,730  $  3,455  $  5,312
  Income taxes paid......... $ 15,283  $  29,040  $  3,065  $  1,882  $  2,854
  Reduction of goodwill and
   deferred taxes resulting
   from Internal Revenue
   Service settlement....... $ 13,390        --        --        --        --
                             ========  =========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                      KEMET CORPORATION AND SUBSIDIARIES

                  Notes To Consolidated Financial Statements

Note 1: Organization and Significant Accounting Policies

      Nature of Business and Organization: KEMET Corporation and subsidiaries (the Company) are engaged in the manufacture and sale of solid tantalum and multilayer ceramic capacitors in the worldwide market under the KEMET brand name. The Company is headquartered in Greenville, South Carolina, and has twelve manufacturing plants located in South Carolina, North Carolina and Mexico. Additionally, the Company has wholly-owned foreign subsidiaries which primarily market KEMET's products in foreign markets.

      Principles of Consolidation: The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

      Revenue Recognition: Revenue is recognized from sales when a product is shipped. A portion of sales is made to distributors under agreements allowing certain rights of return and price protection on unsold merchandise held by distributors (See note 10).

      Inventories: Inventories are stated at the lower of cost or market. These costs do not include depreciation or amortization, the impact of which is not material to the consolidated financial statements. The cost of most inventories is determined by the "first-in, first-out" (FIFO) method. Approximately 6% of inventory costs of certain raw materials at March 31, 1998 and 1999, respectively, have been determined on the "last-in, first-out"
(LIFO) basis. It is estimated that if all inventories had been costed using the FIFO method, they would have been approximately $1,039 and $917 higher than reported at March 31, 1998 and 1999, respectively.

      Property and Equipment: Property and equipment are carried at cost. Depreciation is calculated principally using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the terms of the respective leases. Expenditures for maintenance are expensed; expenditures for renewals and improvements are generally capitalized. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed and any gain or loss is recognized.

      Intangible Assets: Values assigned to patents and technology are based on management estimates and are amortized using the straight-line method over twenty-five years. Goodwill and trademarks are amortized using the straight-line method over a forty year period. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the intangible's balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired assets. The amount of intangible impairment, if any, is measured based on projected discounted future operating cash flows. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved.

      Other Assets: Other assets consist principally of the cash surrender value of life insurance.

      Deferred Income Taxes: Under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                       KEMET CORPORATION AND SUBSIDIARIES

      Stock-based Compensation: The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations in accounting for stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected the "disclosure only" provisions of SFAS No. 123, Accounting for Stock Based Compensation, which provide pro forma disclosure of earnings as if stock compensation were recognized on the fair value basis.

      Concentrations of Credit Risk: The Company sells to customers located throughout the United States and the world. Credit evaluations of its customers' financial conditions are performed periodically, and the Company generally does not require collateral from its customers.

      Foreign Currency Translations: The Company translates the balance sheets of foreign operations, excluding Mexico, using year-end exchange rates and weighted-average rates for the period to translate the statement of earnings. Translation gains and losses arising from the conversion of the balance sheets of foreign entities into U.S. dollars are deferred as adjustments to stockholders' equity. With respect to operations in Mexico, the functional currency is the U.S. dollar, and any gains or losses from translating foreign denominated balances are included directly in income. Gains and losses arising from foreign currency transactions are also included directly in income.

      Fair Value of Financial Instruments: The Company's Financial Instruments include accounts receivable, accounts payable, long-term debt and other financing commitments. The carrying values of such financial instruments approximate the fair market value determined as of March 31, 1999.

      Comprehensive Income: In 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and foreign currency translation gains (losses) and is presented in the consolidated statements of stockholders' equity and comprehensive income. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

      Pension and Other Postretirement Plans: In 1999, the Company adopted SFAS No. 132, Employers' Disclosures about Pension and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

      Earnings per Share: The Company adopted SFAS No. 128, Earnings per Share, beginning with fiscal year 1998. All prior period earnings per share data has been restated to conform to the provisions of SFAS No. 128. Basic earnings per share is computed using the weighted-average number of shares outstanding. Diluted earnings per share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock.

      Business Segments: In 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires companies to report financial and descriptive information about its reportable operating segments. The Company has determined using the

                       KEMET CORPORATION AND SUBSIDIARIES
criteria in SFAS No. 131 that it operates in a single reporting segment. The Company's products may be categorized generally based upon primary raw material (tantalum or ceramic) or method of attachment (surface-mount or leaded), and are sold to original equipment manufacturers, electronic manufacturing service providers, and electronics distributors. One customer accounted for approximately 10% of net sales in each of the fiscal years ended March 31, 1998 and 1999. Geographic information is included in note 9.

      Reclassification: Certain prior year amounts have been reclassified to conform to 1999 presentation.

Note 2: Intangible Assets

      Intangible assets consist of the following (dollars in thousands):

                                                                   March 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
      Goodwill................................................. $40,709 $40,709
      Trademarks...............................................  10,000  10,000
      Patents and technology...................................  10,000  10,000
      Other....................................................     --    1,143
                                                                ------- -------
                                                                 60,709  61,852
      Accumulated amortization.................................  13,893  15,584
                                                                ------- -------
      Net intangible assets.................................... $46,816 $46,268
                                                                ======= =======

Note 3: Debt

      A summary of long-term debt follows (dollars in thousands):

                                                                   March 31,
                                                               -----------------
                                                                 1998     1999
                                                               -------- --------
      Revolving loan, interest at rates ranging from 5.88% to
       5.89% and 5.64% to 5.67% at March 31, 1998 and 1999,
       respectively, due on October 18, 2001.................  $104,000 $ 44,000
      Demand note, interest at rates as offered by the bank
       (5.47% at March 31, 1999).............................    20,000   20,000
      Senior notes, interest payable semiannually at a rate
       of 6.66% with a final maturity date of May 4, 2010....       --   100,000
                                                               -------- --------
                                                                124,000  164,000
      Less current installments..............................    20,000   20,000
                                                               -------- --------
      Long-term debt, excluding current installments.........  $104,000 $144,000
                                                               ======== ========

      In May 1998, the Company sold $100,000 of its Senior Notes pursuant to the terms of a Note Purchase Agreement dated May 1, 1998, between the Company and the eleven purchasers of the Senior Notes named therein. These Senior Notes have a final maturity date of May 4, 2010, and begin amortizing on May 4, 2006. The Senior Notes bear interest at a fixed rate of 6.66%, with interest payable semiannually beginning November 4, 1998.

      On November 12, 1997, the Company entered into an agreement with a bank which offered to extend unsecured short-term loans to the Company in which the aggregate principal amount of all loans outstanding may not exceed $20,000. The term of each loan may have a maturity of not more than 90 days and the interest rate on each loan is negotiated and determined at the time of each borrowing.

      The Company is subject to restrictive covenants under its loan agreements which, among others, restrict its ability to make loans or advances or to make investments, and require it to meet financial tests related principally to funded debt, cash flows, and net worth. At March 31, 1999, the Company was in compliance with such covenants. Borrowings are secured by guarantees of certain of the Company's wholly-owned subsidiaries.

                      KEMET CORPORATION AND SUBSIDIARIES

      The aggregate maturities of long-term debt subsequent to March 31, 1999, follow: 2000, $20,000; 2002, $44,000; 2007, $20,000; 2008, $20,000; 2009,
$20,000; 2010, $20,000; and 2011, $20,000.

Note 4: Other Non-Current Obligations

      Non-current obligations are summarized as follows (dollars in thousands):

                                                                   March 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
      Unfunded projected pension benefit obligation............ $35,072 $35,447
      Unfunded postretirement medical plans (note 6)...........  31,784  31,719
      Other....................................................   2,289   2,228
                                                                ------- -------
      Other non-current obligations............................ $69,145 $69,394
                                                                ======= =======

      Included as a part of other non-current obligations is the Company's accrual for environmental liabilities. The Company's policy is to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated.

Note 5: Employee Pension and Savings Plans

      The Company has a non-contributory pension plan (Plan) which covers substantially all employees in the United States who meet age and service requirements. The Plan provides defined benefits that are based on years of credited service, average compensation (as defined), and the primary social security benefit. The effective date of the Plan is April 1, 1987.

      The cost of pension benefits under the Plan is determined by an independent actuarial firm using the "projected unit credit" actuarial cost method. Currently payable contributions to the Plan are limited to amounts that are currently deductible for income tax reporting purposes, and are included in accrued expenses in the consolidated balance sheets.

      Components of net periodic pension cost include the following (dollars in thousands):

                                   Years ended March 31,
                                  -------------------------
                                   1997     1998     1999
                                  -------  -------  -------
      Service cost..............  $ 3,690  $ 3,705  $ 3,472
      Interest cost.............    5,857    6,638    6,494
      Expected return on
       assets...................   (3,805)  (4,209)  (6,084)
      Amortization of:
        Transition obligation
         (asset)................       (6)      (6)      (6)
        Prior service cost......      (90)     (90)     (90)
        Actuarial loss..........       24      --       --
      Gain on curtailment of
       employee benefit plan....      --       --    (1,818)
                                  -------  -------  -------
      Total net periodic pension
       cost.....................  $ 5,670  $ 6,038  $ 1,968
                                  =======  =======  =======

      The weighted-average rates used in determining pension cost for the plan are as follows:

                                                               Years ended March
                                                                      31,
                                                               -----------------
                                                               1997  1998  1999
                                                               ----- ----- -----
      Discount rate........................................... 7.75% 7.25% 7.00%
      Rate of compensation increase........................... 5.00% 5.00% 4.00%
      Expected return on plan assets.......................... 8.50% 8.50% 9.50%

                       KEMET CORPORATION AND SUBSIDIARIES

      A reconciliation of the plan's projected benefit obligation, fair value of plan assets, and funding status is as follows (dollars in thousands):

                                                                March 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
      Projected benefit obligation:
        Net obligation at beginning of year...............  $ 81,695  $ 97,383
        Service cost......................................     3,705     3,472
        Interest cost.....................................     6,638     6,494
        Actuarial (gain) loss.............................     9,592    (4,099)
        Curtailments......................................       --     (1,818)
        Gross benefits paid...............................    (4,247)   (4,602)
                                                            --------  --------
      Net benefit obligation at end of year...............    97,383    96,830
                                                            --------  --------
      Fair value of plan assets:
        Fair value of plan assets at beginning of year....    49,538    65,116
        Actual return on plan assets......................    13,457       264
        Employer contributions............................     6,368     1,374
        Gross benefits paid...............................    (4,247)   (4,602)
                                                            --------  --------
      Fair value of plan assets at end of year............    65,116    62,152
                                                            --------  --------
      Funding status:
        Funded status at end of year......................   (32,267)  (34,677)
        Unrecognized net actuarial (gain) loss............     2,922     4,597
        Unrecognized prior service cost...................      (700)     (565)
        Unrecognized net transition obligation (asset)....       (19)      (13)
                                                            --------  --------
      Net amount recognized at end of year................  $(30,064) $(30,658)
                                                            ========  ========

      The Company sponsors an unfunded Deferred Compensation Plan for key managers. This plan is non-qualified and provides certain key employees defined pension benefits which would equal those provided by the Company's non-contributory pension plan if the plan was not limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. Expenses related to the deferred compensation plan totalled $2,103 $2,115, and $885 in 1997, 1998, and 1999, respectively.

      In addition, the Company has a defined contribution plan (Savings Plan) in which all U.S. employees who meet certain eligibility requirements may participate. A participant may direct the Company to contribute amounts, based on a percentage of the participant's compensation, to the Savings Plan through the execution of salary reduction agreements. In addition, the participants may elect to make after-tax contributions. The Company will make annual matching contributions to the Savings Plan of 30% to 50% and salary reduction contributions up to 7.5% of compensation. The Company contributed $1,868 in fiscal 1997, $1,896 in fiscal 1998 and $1,786 in fiscal 1999.

                       KEMET CORPORATION AND SUBSIDIARIES

Note 6: Postretirement Medical and Life Insurance Plans

      The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement medical and life insurance benefits are as follows (dollars in thousands):

                                                            Years ended March
                                                                   31,
                                                           --------------------
                                                            1997   1998   1999
                                                           ------ ------ ------
      Service cost........................................ $  810 $  739 $  701
      Interest cost.......................................  2,037  2,343  2,086
      Amortization of actuarial gain......................    --     --     (23)
      Curtailment gain....................................    --     --    (611)
                                                           ------ ------ ------
                                                           $2,847 $3,082 $2,153
                                                           ====== ====== ======

      A reconciliaton of the postretirement medical and life insurance plan's projected benefit obligation, fair value of plan assets, and funding status is as follows (dollars in thousands):

                                                                March 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
      Projected benefit obligation:
        Net obligation at beginning of year................ $ 28,334  $ 33,446
        Service cost.......................................      739       701
        Interest cost......................................    2,343     2,086
        Actuarial (gain) loss..............................    3,493    (4,163)
        Curtailments.......................................      --       (611)
        Gross benefits paid................................   (1,463)   (2,218)
                                                            --------  --------
      Net benefit obligation at end of year................ $ 33,446  $ 29,241
                                                            --------  --------
      Fair value of plan assets:
        Employer contributions............................. $  1,463  $  2,218
        Gross benefits paid................................   (1,463)   (2,218)
                                                            --------  --------
      Fair value of plan assets at end of year............. $    --   $    --
                                                            --------  --------
      Funding status:
        Funded status at end of year....................... $(33,446) $(29,241)
        Unrecognized net actuarial (gain) loss.............    1,662    (2,478)
                                                            --------  --------
      Net amount recognized at end of year................. $(31,784) $(31,719)
                                                            --------  --------

                       KEMET CORPORATION AND SUBSIDIARIES

      The weighted-average rates used in determining postretirement medical and life insurance costs are as follows (dollars in thousands):

                                           Years ended March 31,
                           -----------------------------------------------------
                                 1997              1998              1999
                           ----------------- ----------------- -----------------
Discount rate............        7.75%             7.25%             7.00%
Rate of compensation
 increase................        5.00%             5.00%             4.00%
Health care cost trend on
 covered charges.........  9% decreasing to  8% decreasing to  8% decreasing to ultimate trend of ultimate trend of ultimate trend of
                              7% in 2008        7% in 2008        7% in 2008
Sensitivity of retiree
 welfare results:
  Effect of a one
   percentage point
   increase in assumed
   health care cost
   trend:
    . On total service
     and interest cost
     components..........       $  172            $   220           $  140
    . On postretirement
     benefit obligation..       $1,129            $ 1,365           $1,023
  Effect of a one
   percentage point
   decrease in assumed
   health care cost
   trend:
    . On total service
     and interest cost
     components..........       $  (161)          $  (201)          $ (128)
    . On postretirement
     benefit obligation..       $(1,086)          $(1,307)          $ (970)

Note 7: Income Taxes

      Information with respect to income taxes is as follows (dollars in thousands):

                                                       Years ended March 31,
                                                      ------------------------
                                                       1997     1998    1999
                                                      -------  ------- -------
      Current:
        Federal...................................... $17,325  $15,835 $(9,810)
        State and Local..............................     658      806     232
        Foreign......................................     823    2,317   2,475
                                                      -------  ------- -------
                                                       18,806   18,958  (7,103)
      Deferred:
        Federal......................................  (1,376)   1,970   9,969
        State and local..............................    (150)     216     447
        Foreign......................................     (74)     500    (419)
                                                      -------  ------- -------
                                                       (1,600)   2,686   9,997
                                                      -------  ------- -------
      Provision for income taxes..................... $17,206  $21,644 $ 2,894
                                                      =======  ======= =======

                      KEMET CORPORATION AND SUBSIDIARIES

      A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                                Years ended
                                                                 March 31,
                                                              -----------------
                                                              1997  1998  1999
                                                              ----  ----  -----
      Statutory federal income tax rate...................... 35.0% 35.0%  35.0%
      State income taxes, net of federal taxes...............   .6    .9    4.9
      Foreign sales corporation.............................. (3.8) (3.3) (10.7)
      Goodwill amortization..................................   .7    .5    3.8
      Reduction in prior year tax accrual.................... (1.8) (2.4)  (4.9)
      Other..................................................   .9   (.1)   3.9
                                                              ----  ----  -----
      Effective income tax rate.............................. 31.6% 30.6%  32.0%
                                                              ====  ====  =====

      The components of deferred tax assets and liabilities are as follows (dollars in thousands):

                                                                March 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
      Deferred tax assets:
        Pension benefits................................... $ 13,100  $ 13,372
        Medical benefits...................................   12,324    12,535
        Sales and product allowances.......................    8,135     6,899
        All other..........................................    5,331     4,086
                                                            --------  --------
                                                              38,890    36,892
                                                            --------  --------
      Deferred tax liabilities:
        Depreciation and differences in basis..............  (36,228)  (44,355)
        Amortization of intangibles........................   (5,537)   (5,409)
                                                            --------  --------
                                                             (41,765)  (49,764)
                                                            --------  --------
      Net deferred income tax liability.................... $ (2,875) $(12,872)
                                                            ========  ========

      The net deferred income tax liability is reflected in the accompanying 1998 and 1999 balance sheets as a $13,581 and $10,899 current asset and a $16,456 and $23,771 non-current liability, respectively.

      The Company anticipates that the reversal of existing taxable temporary differences will provide sufficient taxable income to realize the remaining deferred tax assets. Accordingly, no valuation allowance has been provided for in 1999 or 1998.

      For fiscal year ended March 31, 1999, the Company had a regular tax loss of $15 million which will be carried back to recover Federal income taxes paid in prior years.

      During fiscal year 1998, the Company and the Internal Revenue Service finalized a settlement involving adjustments to the Company's consolidated income tax returns for fiscal years 1994 and 1995. The adjustments to the consolidated income tax return primarily involved the partial disallowance of amortization of a non-compete agreement. The total tax including interest associated with the settlement amounted to approximately $1,050.

      During fiscal year 1999, the Company received Federal income tax refunds related to amending various years. These refunds were recognized as tax benefits during the current year. Interest income received from these refunds was netted against interest expense.

                       KEMET CORPORATION AND SUBSIDIARIES

Note 8: Stock Option Plans

      The Company has two option plans which reserve shares of common stock for issuance to executives and key employees. The Company has adopted the disclosure-only provisions of statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation costs for the Company's two stock option plans been determined based on the fair value at the grant date for awards in fiscal year 1999, 1998 and 1997, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands except per share data):

                                                          Years ended March 31,
                                                          ----------------------
                                                           1997    1998    1999
                                                          ------- ------- ------
      Net earnings      As reported.....................  $37,169 $49,190 $6,150
                        Pro forma.......................  $36,146 $47,554 $4,203
      Earnings per
       share:
         Basic          As reported.....................  $  0.96 $  1.26 $ 0.16
                        Pro forma.......................  $  0.93 $  1.22 $ 0.11
         Diluted        As reported.....................  $  0.95 $  1.25 $ 0.16
                        Pro forma.......................  $  0.92 $  1.21 $ 0.11

      The pro forma amounts indicated above recognize compensation expense on a straight line basis over the vesting period of the grant. The pro forma effect on net income for fiscal year 1999 is not representative of the pro forma effects on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years for 1997, 1998 and 1999; a risk-free interest rate of 6.1% for 1997, 5.7% for 1998 and 5.4% for 1999; expected volatility of 23.8% for 1997, 42.6% for 1998 and 45.1% for 1999; and a dividend yield of 0.0% for all three years.

      Under the 1992 Executive Stock Option Plan approved by the Company in April 1992, 952,560 options were granted to certain executives. In May 1992, the Company also approved the 1992 Key Employee Stock Option Plan, which authorizes the granting of options to purchase 1,155,000 shares of Common Stock. In addition, stockholders approved the 1995 Executive Stock Option Plan at the 1996 Annual Meeting. This plan provides for the issuance of options to purchase 1,900,000 shares of common stock to certain executives.

      These plans provide that shares granted come from the Company's authorized but unissued common stock. The price of the options granted thus far pursuant to these plans are no less than 100% of the value of the shares on the date of grant. Also, the options may not be exercised within two years from the date of grant and no options will be exercisable after ten years from the date of grant.

      In fiscal 1999, the Company's Board of Directors approved an option re-price program for the Key Employee Stock Option Plan. Under this program, options to purchase 329,130 shares of the Company's Common Stock with exercise prices ranging from $19.25 to $32.13 per share were amended to lower the exercise price to $10.00 per share, which was the fair market value at that time. The vesting date of the options originally granted in 1995 and 1996 was changed to April 2000. The vesting date for those options originally issued in 1997 remains at October 1999.

                      KEMET CORPORATION AND SUBSIDIARIES

      A summary of the status of the Company's three stock option plans as of March 31, 1997, 1998, and 1999, and changes during the years ended on those dates is presented below:

                                                     March 31,
                         --------------------------------------------------------------------
                                 1997                   1998                   1999
                         ---------------------- ---------------------- ----------------------
                                     Weighted-              Weighted-              Weighted-
                                      Average                Average                Average
                                    Exercisable            Exercisable            Exercisable
Fixed Options             Shares       Price     Shares       Price     Shares       Price
-------------            ---------  ----------- ---------  ----------- ---------  -----------
Options outstanding at
 beginning of year...... 1,114,885      $13.36  1,239,835      $15.53  1,251,020      $20.20
Options granted.........   281,330       19.25    308,445       25.75    934,570       10.95
Options exercised.......  (150,110)       6.19   (295,690)       6.45    (26,560)       7.02
Options canceled........    (6,270)      20.13     (1,570)      11.83   (516,030)      25.10
                         ---------   ---------  ---------   ---------  ---------   ---------
Options outstanding at
 end of year............ 1,239,835      $15.53  1,251,020      $20.20  1,643,000      $13.61
                         ---------   ---------  ---------   ---------  ---------   ---------
Option price range at
 end of year............       $5.00 to $32.13        $5.00 to $32.13        $5.00 to $32.13
Option price range for
 exercised shares.......       $5.00 to $10.63        $5.00 to $10.63        $5.00 to $14.19
Options available for
 grant at end of year...             2,121,175              1,812,730              1,207,290
Options exercisable at
 year-end...............               679,590                664,050                312,430
Weighted-average fair
 value of options
 granted during the
 year...................                $ 5.42                 $11.89                 $ 5.38

      The following table summarizes information about stock options outstanding at March 31, 1999:

                                Options Outstanding                      Options Exercisable
                  ------------------------------------------------ -------------------------------
    Range of          Number     Weighted-Average                      Number     Weighted-Average
  Exercisable     Outstanding at    Remaining     Weighted-Average Exercisable at   Exercisable
     Prices          3/31/99     Contractual Life  Exercise Price     3/31/99          Price
----------------  -------------- ---------------- ---------------- -------------- ----------------
$ 5.00 to $ 5.72      222,160       4.0 Years          $ 5.50         222,160          $ 5.50
$10.00 to $11.47    1,024,840       9.1 Years          $10.92          90,270          $10.24
$19.25 to $32.13      396,000       8.1 Years          $25.13             --              --
----------------    ---------       ---------          ------         -------          ------
                    1,643,000                                         312,430
                    =========                                         =======

Note 9: Foreign Sales

      The Company has wholly-owned foreign subsidiaries which primarily market products in foreign markets. Foreign sales by geographic region were as follows (dollars in thousands):

                                                        Years ended March 31,
                                                      --------------------------
                                                        1997     1998     1999
                                                      -------- -------- --------
      Europe......................................... $101,060 $134,623 $109,512
      Asia...........................................  104,932  123,671  120,991
      Other..........................................   24,657   34,914   41,639
                                                      -------- -------- --------
        Total........................................ $230,649 $293,208 $272,142
                                                      ======== ======== ========

                       KEMET CORPORATION AND SUBSIDIARIES

Note 10: Commitments

      (a) The Company has agreements with distributor customers which, under certain conditions, allow for returns of overstocked inventory and provide protection against price reductions initiated by the Company. Allowances for these commitments are included in the consolidated balance sheets as reductions in trade accounts receivable (note 11). The Company adjusts sales to distributors through the use of allowance accounts based on historical experience.

      (b) A subsidiary of the Company sells certain receivables discounted at .60 of 1% above LIBOR for the number of days the receivables are outstanding, with a recourse provision not to exceed 5% of the face amount of the factored receivables. The Company has issued a joint and several guarantee in an aggregate amount up to but not to exceed $3,000 to guarantee this recourse provision. The Company transferred receivables and incurred factoring costs of $218,146 and $2,109 in 1997, $283,153 and $2,834 in 1998, and $258,619 and
$2,988 in 1999.

      Included in accounts payable, trade, is $27,686 and $32,715 at March 31, 1998 and 1999, respectively, which represents factored receivables collected but not remitted.

      (c) The Company's leases consist primarily of manufacturing equipment and expire principally between 1999 and 2004. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and certain renewal and purchase options. Annual rental expense for operating leases are included in results of operations and were approximately $11,653 in 1997, $12,592 in 1998, and $10,229 in 1999. Future minimum lease payments over the next five years under noncancelable operating leases at March 31, 1999, are as follows (dollars in thousands):

             2000........................ $ 7,910
             2001........................   4,454
             2002........................   2,371
             2003........................     791
             2004........................     253
                                          -------
               Total..................... $15,779
                                          =======

                       KEMET CORPORATION AND SUBSIDIARIES

Note 11: Supplementary Balance Sheet Detail

                                                                  March 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
                                                                 (dollars in
                                                                 thousands)
   Accounts receivable:
     Trade................................................... $ 61,773 $ 56,773
     Other...................................................    6,879    7,236
                                                              -------- --------
       Total accounts receivable.............................   68,652   64,009
   Less:
     Allowance for doubtful accounts.........................      390      297
     Allowance for price protection and customer returns
      (note 10)..............................................    6,222    5,928
                                                              -------- --------
       Net accounts receivable............................... $ 62,040 $ 57,784
                                                              ======== ========

   Property and equipment, at cost                Useful Life
     Land and land improvements.................. 10-20 years $ 13,071 $ 12,919
     Buildings................................... 10-40 years   61,702   73,402
     Machinery and equipment.....................  5-10 years  369,154  464,041
     Furniture and fixtures......................  3-10 years   32,086   35,532
     Construction in progress....................               97,104   49,896
                                                              -------- --------
       Total property and equipment..........................  573,117  635,790
   Accumulated depreciation..................................  179,566  229,055
                                                              -------- --------
       Net property and equipment............................ $393,551 $406,735
                                                              ======== ========
   Accrued expenses:
     Pension costs........................................... $  4,031 $  3,799
     Salaries, wages and related employee costs..............   12,009    7,863
     Vacation................................................    8,879    8,150
     Other...................................................   11,750    8,289
                                                              -------- --------
       Total accrued expenses................................ $ 36,669 $ 28,101
                                                              ======== ========

Note 12: Legal Proceedings

      The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), and certain analogous state laws, impose retroactive, strict liability upon certain defined classes of persons associated with releases of hazardous substances into the environment. Among those liable under CERCLA (known collectively as "potentially responsible parties" or "PRPs") is any person who "arranged for disposal" of hazardous substances at a site requiring response action under the statute. While a company's liability under CERCLA is often based upon its proportionate share of overall waste volume or other equitable factors, CERCLA has been widely held to permit imposition of joint and several liabilities on each PRP. The Company has periodically incurred, and may continue to incur, liability under CERCLA, and analogous state laws, with respect to sites used for off-site management or disposal of Company-derived wastes. The Company has been named as a PRP at the Seaboard Chemical Site in Jamestown, North Carolina. The Company is participating in the clean-up as a "de minimis" party and does not expect its total exposure to be material. In addition, Union Carbide Corporation (Union Carbide), the former owner of the Company, is a PRP at certain sites relating to the off-site disposal of wastes from properties presently owned by the Company. The Company is participating in coordination with Union Carbide in certain PRP-initiated activities related to these sites. The Company expects that it will bear some portion of the liability with respect to these sites; however, any such share is not presently expected to be material to the Company's financial condition or results of operations. In connection with the acquisition in 1990, Union Carbide agreed, subject to certain limitations, to indemnify the Company with respect to the foregoing sites.

                       KEMET CORPORATION AND SUBSIDIARIES

      The Company or its subsidiaries are at any one time parties to a number of lawsuits arising out of their respective operations, including workers' compensation or work place safety cases, some of which involve claims of substantial damages. Although there can be no assurance, based upon information known to the Company, the Company does not believe that any liability which might result from an adverse determination of such lawsuits would have a material adverse effect on the Company's financial condition or results of operations.

Note 13: Restructuring and Early Retirement Charges

      (a) The Company recorded a pretax charge of $10.5 million ($7.3 million after tax) in the quarter ended December 31, 1997, in conjunction with a plan to restructure the manufacturing and support operations between its U.S. facilities in North and South Carolina and its Mexican operations in Monterrey, Mexico. Under the restructuring plan, the Company reduced the U.S. workforce by 1,182 people. Through March 31, 1999, the Company has paid $10.5 million in severance, pension, and outplacement costs under the restructuring plan, reducing the liability to zero.

      (b) On June 5, 1996, the Company announced an early retirement incentive program for its U.S. hourly and salaried employees. Under this program, the Company reduced the U.S. hourly and salaried workforce by 409 people. The total cost of the program was $15,407 ($9,900 after tax). Senior Management of the Company was not eligible for the early retirement incentive.

Note 14: Earnings Per Share

      Basic and diluted earnings per share are calculated as follows (dollars in thousands except per share data):

                                                   Years ended March 31,
                                              --------------------------------
                                                 1997       1998       1999
                                              ---------- ---------- ----------
      Net earnings...........................    $37,169    $49,190     $6,150
                                              ---------- ---------- ----------
      Weighted-average shares outstanding
       (Basic)............................... 38,737,160 39,073,222 39,220,720
      Stock Options..........................    539,518    353,942    293,210
                                              ---------- ---------- ----------
      Weighted-average shares outstanding
       (Diluted)............................. 39,276,678 39,427,164 39,513,930
                                              ---------- ---------- ----------
      Basic earnings per share...............    $  0.96    $  1.26     $ 0.16
      Diluted earnings per share.............    $  0.95    $  1.25     $ 0.16

[Logo]


[Picture of Facility]
Fountain Inn


                                                           [Picture of Facility]
                                                           Ciudad Victoria

[Picture of Facility]
Monterrey



                          [Map of Southeastern United States and
                          Mexico showing location of KEMET's
                          facilities in Shelby, North Carolina;
                          Fountain Inn, Greenwood, Mauldin and
                          Simpsonville, South Carolina; Brownsville,
                          Texas; and Matamoros, Monterrey and
                          Ciudad Victoria, Mexico.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,000,000 Shares

                                  [KEMET LOGO]

                                  Common Stock


                               ----------------
                                   PROSPECTUS
                               ----------------


                              Merrill Lynch & Co.

                              Salomon Smith Barney


                                January 13, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------